UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to Offering Statement**
  ☒ Check box if Amendment is material and investors must reconfirm within five business days. We are amending this filing to update certain financial information and other disclosures and to incorporate 2025 audited financials.
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Cytonics Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: FL

Date of organization: 07/19/2006

Physical address of issuer: 658 West Indiantown Road, Suite 214, Jupiter, FL 33458

Website of issuer: www.cytonics.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $13,750 activation setup fee and $12,000 monthly fees payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Common Stock

Target number of securities to be offered: 2,450

Price (or method for determining price): $4.00

Target offering amount: $10,000 inclusive of Investor Processing Fee

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $5,000,000 inclusive of Investor Processing Fee

Deadline to reach the target offering amount: February 24, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end:	$2,412,710	Prior fiscal year-end:	$2,777,933
Cash & Cash Equivalents:	Most recent fiscal year-end:	$2,147,326	Prior fiscal year-end:	$2,432,955

Accounts Receivable:	Most recent fiscal year-end:	$50,000	Prior fiscal year-end:	$50,000
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$260,000	Prior fiscal year-end:	$306,669
Cost of Goods Sold:	Most recent fiscal year-end:	$0		$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Loss:	Most recent fiscal year-end:	$(8,585,155)	Prior fiscal year-end:	$(4,526,921

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**	X	**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**	X	**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**	X	**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**	X	**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Delaware**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets

all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cytonics Corporation
(Issuer)

/s/ Anjun (Joey) Bose, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anjun (Joey) Bose
(Signature)

Director, CEO, Principal Executive Officer,
Principal Accounting and Financial Officer
(Title)

May 1, 2026
(Date)

/s/ Gaetano Scuderi
(Signature)

Director
(Title)

May 1, 2026
(Date)

/s/ Gordon Ramseier
(Signature)

Director
(Title)

May 1, 2026
(Date)

/s/ Tracy Goeken

(Signature)

Director

(Title)

May 1, 2026

(Date)

Exhibit A

EXHIBIT A TO FORM C – OFFERING STATEMENT

CYTONICS CORPORATION
Target Offering Amount of $10,000
Maximum Offering Amount of $5,000,000

Cytonics Corporation (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of 2,415 ("**Target Offering Amount**"), and up to a maximum of 1,207,729 ("**Maximum Offering Amount**") shares of common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $4.00 per Share (this **"Offering**"). In addition, investors will be charged a fee of 3.5% of their respective investment amounts ("**Investor Processing Fee**"), for an effective price per Share equal to $4.14, Target Offering Amount of $10,000 (rounded up), and Maximum Offering Amount of $5,000,000 (rounded up). DealMaker Securities LLC (the "**Intermediary**") will receive a cash commission on this fee. The minimum investment per investor is 250 Shares or $1,035 with the Investor Processing Fee. The Company is also offering certain investment based perks, as further detailed in this Offering Statement.

We must raise an amount equal to or greater than the Target Offering Amount by February 24, 2027 (the "**Offering Deadline**"). As of April 20, 2026 we have raised the Target Offering Amount, having sold approximately 175,298 Shares and having raised approximately $725,733.72, inclusive of the Investor Processing Fee. If we had not sold the Target Offering Amount by the Offering Deadline, no Securities would have been sold in this Offering, all investment commitments would have been canceled, and all committed funds would have been returned without interest or deduction. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided via our investment portal.

The Offering is being made through DealMaker Securities LLC as our Regulation CF intermediary ("**Intermediary**"). The Intermediary will receive a commission on all funds raised through this Offering, including the Investor Processing Fee. All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until closings occur.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 51.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR FINANCIAL ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

(8) Is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

The date of this Amended Offering Statement is May 1, 2026.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

You should rely only on the information contained in the Form C of which this Offering Statement is a part, including its exhibits (the "**Form C**"). We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company only via its investment portal, which comments and responses will be viewable by the public.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update

any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our Shares. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to Cytonics Corporation, a Florida corporation, together with our wholly owned subsidiaries.

The Company

The Company is a research and development company, developing therapies and diagnostics for back and joint pain that it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

The Company is seeking to revolutionize osteoarthritis (OA) care. Initially, we aimed to captivate the regenerative medicine industry with the development of our breakthrough FACT™ diagnostic test for OA, which detects a biomarker that correlates with degree of cartilage damage from samples of patient joint fluid. This test allows for early detection and accurate diagnoses of OA. Licensed to Synthes (later acquired by Johnson & Johnson) in 2011, we believe this diagnostic paved the way for more personalized medicine and improved treatment plans.

The discovery of this biomarker led to the development of our flagship OA treatment: the Autologous Protease Inhibitor Concentrate (APIC™) therapy, which selectively concentrates a therapeutic protein called Alpha-2-Macroglobulin ("**A2M**") from patients' own blood for direct injection into their arthritic joints. APIC™ has treated over 10,000 patients to date, and its clinical and commercial successes are a testament to Cytonics' core A2M-based technology as a viable therapeutic modality for the treatment of osteoarthritis. APIC™ served as the basis for our current research and development which is centered on creating genetically-engineered "super A2M" variants.

Currently, we are focusing our attention on CYT-108, our genetically engineered A2M variant that demonstrated up to 200% more activity compared to the natural A2M protein. We believe that this recombinant protein therapy has the potential to be more effective than APIC™ in treating osteoarthritis patients. If approved by the FDA, CYT-108 may be one of the first "disease modifying" pharmaceuticals for OA, designed to address the disease on the molecular level by inhibiting the destructive enzymes that chew up cartilage tissue. If successful, CYT-108 may be able to halt the progression of OA and restore joint health and overall quality of life.

CYT-108 has recently completed a first-in-human Phase 1 clinical trial involving 19 patients suffering from osteoarthritis of the knee. The study was conducted in Australia without an active Investigational New Drug (IND) application with the FDA. The primary endpoint is safety, and secondary endpoints include patient reported outcomes of pain and mobility, and a biomarker measurement of cartilage damage. All patients have been dosed and the drug appears to be well-tolerated with no adverse events reported as of September 3, 2025. We expect the Phase 1 clinical study report to be finalized in Q4 2025. Following conclusion of the trial, we expect to submit an Investigational New Drug application to the FDA in late Q1 2026. The next stage of clinical trials will be conducted under an open IND with the FDA. There is no guarantee that we will be able to achieve these dates for conclusion of the Phase 1 clinical study and submission of the Investigational New Drug application.

Obtaining FDA approval for CYT-108 is a multi-phase process requiring extensive regulatory compliance, data collection, and clinical validation. By following these established procedures, we aim to ensure the product meets the highest safety and efficacy standards for commercialization.

Capital Structure

Pursuant to our amended and restated articles of incorporation, as amended, our authorized capital is 70,000,000 shares, of which (1) 50,000,000 shares are Common Stock, par value $0.001 per share (the "**Common Stock**"), and (2) 20,000,000 shares are Preferred Stock, par value $0.001 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series (the "**Preferred Stock**"), of which the board designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock. As of April 20, 2026 there were 14,033,758 shares of Common Stock, 150,000 shares of Initial Preferred Stock, 576,190 shares of Series A Preferred Stock, 2,574,865 shares of Series B Preferred Stock, and 8,399,558 shares of Series C Preferred Stock issued and outstanding.

Dividends

We have not paid any dividends to date and do not intend to declare dividends in the near future.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be affected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of $10,000, and a maximum of $5,000,000 in Shares of Common Stock of the Company at a price of $4.00 per Share plus a 3.5% Investor Processing Fee. The Intermediary will receive a cash commission on the sale of Shares and the Investor Processing Fee. The minimum investment for each investor is 250 Shares or $1,035 inclusive of the Investor Processing Fee. No Shares will be issued in exchange for the Investor Processing Fee.

Time-Based Perks

The Company had offered additional Shares ("Bonus Shares") for investors purchasing in the first 60 days from the offering's launch. No more time-based perks are being offered.

Loyalty Bonus

Prior investors in the Company who hold Shares in the Company via purchase in a previous offering conducted by the Company are eligible for 10% Bonus Shares as a loyalty bonus regardless of the amount of shares of Common Stock they purchase in this Offering. This bonus will be in addition to any other Bonus Shares.

Investment Incentives

Invest $2,500+ and receive 3% bonus shares

Invest $5,000+ and receive 5% bonus shares.

Invest $10,000+ and receive 7% bonus shares

Invest $25,000+ and receive 15% bonus shares

*Bonus Shares will be the same class (Common Stock) and terms as the Shares being offered. Bonus Shares are not cumulative, except for the Loyalty Bonus. Perks will be determined and issued at the termination of this Offering and each investor will receive the highest bundle of perks for which the investor qualifies. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded down to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent for investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or
B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:
i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.
ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Shares are being offered on a "best efforts" basis. The Company has engaged DealMaker Securities LLC, a broker-dealer registered with the Financial Industry Regulatory Authority ("**FINRA**"), to act as our Regulation CF offering Intermediary. All offers and sales will be conducted via our investment portal hosted by our Intermediary. All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Anjun (Joey) Bose	Chief Executive Officer, President, Director	03/18 – Present(1)
Gaetano J. Scuderi, MD	Chief Medical Officer, Chairman	07/06 - Present
Gordon V. Ramseier	Director	01/08 - Present

Tracy Goeken, MD	Director	11/19– Present

(1) Mr. Bose was elected to the Board in November 2020.

Anjun K. (Joey) Bose – CEO, President, and Director

Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the Company. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2012 to August 2015, Mr. Bose was a graduate student engaged in academic research at Johns Hopkins University. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University.

Gaetano J. Scuderi, MD – Chief Medical Officer and Chairman of the Board of Directors

Dr. Scuderi is the Founder and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi previously served as the CEO of the Company from 2015 to 2018. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL which he has been engaged in since 2013. He was previously Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, "Improving Response to Treatment for Patients with DDD by the use of Molecular Markers" was awarded Best Paper at 2015's annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD.

Gordon V. Ramseier – Director

Mr. Ramseier has served as a director of the Board of Directors of Cytonics Corporation, since January 2018. Since February 2018 to the present, he co-founded and currently serves as the President of BCI LifeSciences LLC, an advisory firm, comprised of distinguished senior level executives from the life sciences industry. From January 1995 to September of 2019, he founded and served as the Executive Director of the Sage Group, Inc. Earlier in his career, he served as Director of Marketing and Gynecological Products at G.D. Searle and Product Manager of Pfizer Laboratories. Mr. Ramseier has served as a non-executive chairman of Metacrine Sciences Inc. from 1997 to 1999. He serves as Director of Business Development and Member of Advisory Board at Vessel Metrics, LLC. He was a Partner at Booz, Allen and Hamilton Management Consultants from 1979 to 1986. From 1992 to 1995, Mr. Ramseier was President and Chief Executive Officer of OncoTherapeutics, an early stage, private biopharmaceutical company focusing on innovative, immunotherapeutic approaches to cancer, located in Cranbury, NJ. From 1986 to 1990, he was President and CEO of Immunetech Pharmaceuticals, Inc., of San Diego. From 1986 to 1990, he served as President and Chief Executive Officer at Dura. He has operated a private consulting company since 1994 and also performed

consulting work from 1990 to 1992. He served as a Partner in the Healthcare Industries Practice providing strategic planning services to such diverse clients as Johnson & Johnson, Bayer, The National Wholesale Druggists Association and Blue Cross. His work with the National Wholesale Druggists Association produced a landmark study of the U.S. drug wholesaling industry. Prior to entering the emerging company arena, Mr. Ramseier was 9 years with Booz, Allen and Hamilton, a recognized international management consulting firm. He served as Founding Vice Chairman of the BCNJ. He has been Executive Director of The Sage Group, Inc. since 1995. He serves as a Member of the Board of Directors/Trustee of Biotechnology Council of New Jersey. He served as a Director of Dura Pharmaceuticals Inc. since 1986. He served as a Director of BioNJ Inc. He served on the boards of seven emerging LifeScience companies. Mr. Ramseier received M.B.A. (With Distinction) from the Amos Tuck School of Business Administration, Dartmouth College and B.S. in Chemistry from Washington & Lee University.

Tracy Goeken, MD – Director

Cytonics welcomed Tracy Goeken, MD to the Company's Board of Directors in 2019. As a member of the Board, Dr. Goeken will help drive the Company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec. Mr. Goeken received his Doctor of Medicine (MD) from St. Christopher's College of Medicine, Luton, England Doctor of Medicine and Bachelor of Science (B.Sc.) in Biology-Chemistry from Southern Nazarene University, Bethany, Oklahoma Bachelor of Science.

Ketan Desai, MD PhD – Medical Advisor

Ketan Desai currently serves as the Chief Medical Officer, Levolta Pharmaceuticals. Desai has filed 15 INDs and 5 NDAs/BLAs, showcasing his expertise in advancing drugs through various stages of development, particularly in fields such as rheumatology, oncology, and immunology. As the founder, co-founder, and leader of multiple biotech companies, Dr. Desai has significantly impacted the pharmaceutical industry. He holds five patents, with products developed under his leadership successfully entering the market, such as enhanced bioavailability formulations for curcumin.

With decades of experience spanning global pharmaceutical giants and niche biotech ventures, Dr. Desai has excelled in clinical, regulatory strategy, and preclinical development. His work includes overseeing trials from Phase I to IV, contributing to his reputation as a seasoned CMO and entrepreneur.

Iain Lachlan (Lachy) McLean, MD, PhD – Medical Advisor

Iain Lachlan (Lachy) McLean currently serves as the Chief Medical Officer of Genascence Corporation. Lachy McLean has over 20 years of experience as a physician-scientist and biopharma executive. His career includes pivotal roles in global organizations, where he led early and late-stage drug development programs, regulatory filings, and precision medicine strategies, culminating in FDA approval for sparsentan (FILSPARI™) for IgA Nephropathy. Dr. McLean has an expansive therapeutic focus on immunology, inflammation, and rare diseases. His work spans small molecules, protein therapeutics, gene therapy, and digital health. He has pioneered initiatives involving wearable devices and biomarker-driven clinical trial designs to enhance patient stratification and therapeutic outcomes. Beyond leadership roles, Dr. McLean has authored numerous publications in rheumatology and immunology and mentored students and fellows in academia. He continues to influence biopharma through consulting, strategic partnerships, and industry-academic collaborations.

Mark Schweitzer, MD – Medical Advisor

Currently Mark Schweitzer serves as the Vice President for Health Affairs at Wayne State University. Dr. Mark Schweitzer has over 20 years of corporate governance experience, including serving as Dean of the largest medical school in the U.S. and Vice President for Health Affairs at Wayne State University. He has overseen budgets exceeding $2 billion and led organizational restructurings that resulted in significant financial efficiencies and increased revenues. With eight international patents and roles on advisory boards for medical device and biotech startups, Dr. Schweitzer has advised on pivotal clinical trial designs, FDA submissions, and the commercialization of disruptive technologies. His work spans orthopedic devices, AI in healthcare, and magnetic resonance imaging. Dr. Schweitzer serves as Editor-in-Chief and Associate Editor for leading medical journals and has contributed to international standards for AI in science. His contributions extend to overseeing diversity and equity initiatives and advancing the development of international healthcare systems and scientific ethics.

Geoffry Abrams, MD – Medical Advisor

Geoffrey D. Abrams currently serves as the Associate Professor of Orthopaedic Surgery at Stanford University. Dr. Abrams is an Associate Professor in the Department of Orthopedic Surgery at Stanford University, specializing in Sports Medicine and arthroscopic procedures for the shoulder, knee, and elbow. His practice includes tendon and ligament reconstruction, upper extremity joint replacement, and treatment of complex orthopedic conditions. He is Board Certified in Orthopedic Surgery with a subspecialty certificate in Sports Medicine. Dr. Abrams is actively involved in cutting-edge research on tendon disease, particularly the role of microRNA and tendon-derived stem cells in disease pathogenesis. With over 120 peer-reviewed scientific articles and 30 book chapters to his name, he has made significant contributions to orthopedic literature. He is a sought-after speaker at national and international meetings and serves as a mentor within the academic community. As Director of Sports Medicine for Stanford Varsity Athletics, Dr. Abrams plays a pivotal role in athlete care and performance. He serves as Head Team Physician for Stanford varsity sports and Assistant Team Physician for the NFL's San Francisco 49ers. He has also previously held a similar role with the NBA's Golden State Warriors, further showcasing his expertise in sports medicine at the highest levels of competition

Mukesh Ahuja, MD – Medical Advisor

Mukesh Ahuja, MD currently serves as the Global Clinical Head of Osteoarthritis, Paradigm Biopharmaceuticals. Dr. Mukesh Ahuja serves as the Global Clinical Head of Osteoarthritis at Paradigm Biopharmaceuticals, where he directs the clinical and medical strategy for novel treatments of inflammatory conditions. He has successfully led multiple large-scale clinical trials, advancing innovations in orthopedic medicine. With over 20 years of experience, Dr. Ahuja has overseen research programs involving hundreds of subjects, with budgets ranging from $1.5M to $2.5M annually. His leadership in multi-center trials for joint reconstruction and spine devices has contributed to improved patient outcomes and operational efficiency. Dr. Ahuja has spearheaded regenerative solutions at Rush University Medical Center, significantly improving the financial performance of research programs. His work has bridged clinical trial goals with market messaging while ensuring regulatory compliance and fostering advancements in orthopedic surgical techniques.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law, the Company's Bylaws, and contractual indemnification agreements. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened

actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the ownership, as of April 20, 2026, the voting securities of the Company that are owned by persons holding 20% or more of the Company's voting equity.

As of April 20, 2026 there were a total of 29,095,426 votes eligible to be cast in any Company matter. Of such votes, Joey Bose, as president of the Company holds proxies to vote approximately 2,336,311 Shares on behalf of investors.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of vote
Gaetano Scuderi, MD	Common Stock	6,422,120 shares of Common Stock	22,500 Stock options	22.15%
Johnson and Johnson Development Corporation	Series B Preferred Stock	3,375,000 shares of Preferred Stock	0	23.20%

BUSINESS

Overview

Cytonics Corporation was originally organized on July 26, 2006 in Florida as Gamma Spine, Inc. On April 20, 2007, we changed our name from Gamma Spine, Inc. to Cytonics Corporation. We have one subsidiary, Cytonics Australia Pty Ltd. organized on August 25, 2023. The Company previously failed to timely file its Form C-AR for FYE 2022 but has since cured such delinquency.

We were founded as a private research and development Company focusing on molecular diagnostic and therapeutic products for osteoarthritis ("OA"). Our first product was a biomarker assay ("Fibronectin Aggrecan Test," "FACT") to quantify the extent of cartilage damage that is the hallmark of osteoarthritis via quantification of the Fibronectin-Aggrecan Complex ("FAC"). The formation of this large protein complex is a direct result of protease-mediated catabolism of the cartilage tissue, the core mechanism that leads to cartilage degradation and painful bone-on-bone interaction in arthritic joints. We leveraged this nuanced understanding of cartilage damage to develop our first treatment for OA, the Autologous Protease Inhibitor Concentrate ("APIC") therapy, a device which enriches the therapeutic A2M protein from a patients' own blood to treat damaged joints. Having treated over 10,000 patients to-date, the clinical and commercial success of APIC™ is a testament to the power of A2M as a potent treatment for osteoarthritis, establishing the basis for our ongoing A2M-based biopharmaceutical research and development program.

Our core focus is on the development of CYT-108, a recombinant variant of the natural A2M protein that has up to 200% more protease-inhibition activity compared to the endogenous form. This genetically-engineered A2M variant has demonstrated structural improvements to joint anatomy and physiology in pre-clinical experiments. CYT-108 recently completed a first-in-human Phase 1 clinical trial and the data was published in 2026. If approved by the FDA,

CYT-108 is positioned to be a potential disease-modifying candidate for osteoarthritis, a fundamental leap forward in regenerative medicine.

Our intellectual property consists of 26 issued US and international patents covering all three of our technologies (FACT, APIC, and CYT-108), and 3 patents pending.

A few of our most notable milestones are listed below:

- During 2010 and 2011 the Company was awarded $1,800,000 in NIH grants to pursue our innovative research into discovering treatments for osteoarthritis.
- Raised approximately $25,000,000 in funding from private equity, Equity Crowdfunding (Reg A+ and Reg CF), and licensing deals (Synthes Corp, CareStream America).
- Johnson & Johnson Development Corporation became a large shareholder acquiring 12% ownership on a fully diluted basis via their acquisition of Synthes Corp on May 29, 2011 and June 9, 2011.

Industry Overview and Market

OA is a degenerative disease that erodes the articular cartilage that protects your joints. Over 27,000,000 Americans currently suffer from OA. The aging population incidence of OA is projected to reach 25% of the adult population in the United States by 2030. While frequently thought of as a chronic disease of aging, OA is prevalent even amongst the young and healthy. As of 2024, post-traumatic osteoarthritis (PTOA) accounts for approximately 12% of all symptomatic osteoarthritis cases, This OA subtype occurs frequently in athletes that experience injury (e.g., ACL tear) on the field. Currently, limited treatment options for OA exist, and the current therapies are all palliative. They address the symptoms, but fail to address the root cause of the pain and inflammation, which is cartilage damage due to activity of proteases within the arthritic joint. Currently non-surgical OA recommended treatments include the following:

- Weight loss
- Exercise
- Hyaluronic Acid ("HA") injections.
- Platelet-Rich-Plasma ("PRP")
- Stem Cell Treatments
- Placental-Derived products

Notably, back pain is the second-most common reason patients visit their physicians and the most common reason for missed work. However, according to Orthopedics Today, spine surgery is rare with approximately 3.5% of the most severely affected patients receiving surgery. Back pain is the number one cause of healthcare expenditures, resulting in more than $100 billion in medical expenses annually. According to the National Ambulatory Care Survey, the two most common musculoskeletal reasons for patients visiting a physician were back pain, with 20 million visits, and knee pain, with 15 million visits annually. Of those visits, the second and third most common diagnoses were low back pain and osteoarthritis. One in five adults in the U.S. report being diagnosed by a physician with arthritis. By 2030, it is estimated by the NIH that approximately 70 million Americans will have doctor diagnosed arthritis compared to 42.7 million in 2002, a 58% increase for that period. The economic toll of arthritis in its various forms is estimated to result in excess of $86 billion in lost productivity and healthcare costs. This growth makes the spine and joint markets the fastest growing markets in orthopedics. These growing markets create a unique opportunity to commercialize innovative diagnostic and treatment technologies.

For patients with back or knee pain, making an accurate diagnosis is a substantial challenge for physicians. Both spine sciatic pain and knee or joint pain can have multiple etiologies. Various technologies exist to assist physicians to accurately diagnose these patients, but many are expensive and time consuming. MRI, CT scan, and Arthroscopy still require

subjective judgment calls by the physician and radiologist. The costs of these diagnostic tests are staggering. The cost of an incorrect diagnosis is significant. Multiple trips to providers, duplicate tests, unnecessary physical therapy or treatments and days or weeks of lost work time are just a few of the compelling reasons providers and insurance carriers seek a less costly and more accurate diagnostic tool.

There are more than 4,500 domestic orthopedic surgeons and neurosurgeons in the U.S. that perform spine procedures for back pain. Many of these surgeons currently perform epidural injections as a first level of treatment for back pain. Additional levels of treatment include spine surgery fusion, discectomies, stenosis and laminectomies. It is estimated that the average U.S. spine surgeon performs 200 procedures a year with fusions accounting for 45% of all procedures, discectomies 44%, and stenosis and laminectomies 11%.

Additionally, according to the American Academy of Pain Management, there are over 6,000 pain management specialists throughout the U.S. that diagnose and treat back and joint pain. Many of these physicians perform 10 to 20 pain reduction procedures, including epidural injections, each day.

The Company is focused on serving the existing demand for spine and joint pain diagnosis and treatment and is developing new and innovative diagnostic and treatment technologies. We believe an effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease.

Regulatory Regimes

As a biotechnology company, we are subject to extensive legal and regulatory requirements. For example, we will need approval from regulatory agencies for our research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of our product candidates. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities where we conduct clinical trials or seek marketing approval. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or the PHSA, and the Federal Food, Drug, and Cosmetic Act, or the FDCA, and their implementing regulations promulgated by the FDA. The failure to comply with the applicable requirements at any time during the product development process, including nonclinical testing, clinical testing, the approval process, or post-approval process, may subject us to delays in the conduct of a clinical trial, regulatory review and approval, and/or subject us to administrative or judicial sanctions. Such sanctions may include, but are not limited to, the FDA's refusal to allow us to proceed with clinical testing of our product candidates, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, receipt of untitled or warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or the U.S. Department of Justice or other governmental entities.

As we seek approval to market and distribute a new biologic in the United States, we generally must satisfactorily complete each of the following steps:

- preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA's current Good Laboratory Practice, or cGLP, regulations;

- manufacture of clinical investigational product according to current Good Manufacturing Practice, or cGMP;

- submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated, or by a central IRB if appropriate;

- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, in accordance with the FDA's current Good Clinical Practice, or cGCP, regulations;

- preparation and submission to the FDA of a Biologics License Application ("BLA") for marketing approval of our product candidates for one or more proposed indications, including submission of detailed information on the manufacture and composition of our product candidates and proposed labeling;

- review of the BLA by FDA potentially with independent expert advice by an FDA advisory committee, where applicable;

- satisfactory completion of inspections of the manufacturing facility or facilities by FDA, including those of any third-party manufacturers, at which the product, or components thereof, are produced in order to assess compliance with cGMP requirements and to ensure that the facilities, methods, and controls are adequate to preserve the product's identity, strength, quality, and purity, and, if applicable, the FDA's current Good Tissue Practice, or cGTP, for the use of human cell and tissue products;

- satisfactory completion of any FDA audits of clinical trial sites to ensure compliance with cGCPs and the integrity of clinical data in support of the BLA;

- payment of user fees and securing FDA approval of the BLA; and

- compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, adverse event reporting, and compliance with any post-approval studies required or requested by the FDA.

Preclinical Studies and Investigational New Drug Application

Before testing any investigational biologic product candidate in humans, our product candidates must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation, and stability, as well as studies to evaluate the potential for safety, efficacy, and toxicity in animals. The conduct of the preclinical tests and the formulation of the compounds for use in the preclinical testing must comply with federal regulations and/or requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. An IND is an exemption from the restrictions of the FDCA which permits an unapproved biologic product candidate to be shipped in interstate commerce for use in an investigational clinical trial. The FDA will notify us within 30 days after receipt of our IND application whether we are cleared to begin human clinical trials, unless before that time the FDA has concerns or questions about our product or conduct of the proposed clinical trial, including concerns that human research subjects would be exposed to unreasonable and significant health risks. In such a case, we and the FDA must resolve any outstanding concerns before the clinical trials can begin.

If the FDA raises concerns or questions during this 30-day period, including safety concerns or concerns due to regulatory non-compliance, the FDA may impose a partial or complete clinical hold with respect to our product. Such a clinical hold would delay either a proposed clinical trial, or cause suspension of an ongoing clinical trial, until all outstanding concerns have been adequately addressed, and the FDA has notified us that our clinical trials may proceed or recommence as authorized by the FDA.

Human Clinical Trials in Support of a BLA

Our clinical trials involve the administration of our product candidate to patients with the disease to be treated and are conducted under the supervision of a qualified principal investigator in accordance with cGCP requirements. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the clinical trial, inclusion, and

exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and subsequent protocol amendments must be submitted to the FDA as part of the IND.

If we wish to conduct a clinical trial outside of the United States, we may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all of the FDA's IND requirements must be met unless waived. If a non-United States clinical trial is not conducted under an IND, we may submit data from a well-designed and well-conducted clinical trial to the FDA in support of our BLA, so long as the clinical trial is conducted in compliance with cGCP and the FDA is able to validate the data from the clinical trial and/or through an onsite inspection if the FDA deems it necessary.

For clinical trials conducted in the United States, each clinical trial must be reviewed and approved by an institutional review board, or IRB, either centrally or individually at each institution at which our clinical trials will be conducted. The IRB will consider, among other things, our clinical trial design, subject informed consent, ethical factors, and the safety of human subjects. The IRB must operate in compliance with FDA regulations governing IRBs. The FDA, the applicable IRB, or we may suspend or terminate a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Some clinical trials receive additional oversight by an independent group of qualified experts organized by us, known as a data safety monitoring board or committee. This group receives and reviews data arising from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on such data.

Clinical trials typically are conducted in three sequential phases; however, the phases may overlap or may be combined.

- Phase 1 clinical trials are initially conducted in a limited population of healthy humans or, for our products, in patients, in order to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics, and to identify a recommended Phase 2 dose.

- Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications, and to determine dose tolerance and optimal dosage. We may conduct multiple Phase 2 clinical trials to obtain information before beginning larger and costlier Phase 3 clinical trials. The Phase 2 clinical trial for our product candidates may serve as the pivotal trial, in which case a Phase 3 clinical trial will not be necessary.

- Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate the proposed effective dose and gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for labeling.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the status of clinical trials must be submitted to the FDA. Written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days of receipt by us after determining that the information qualifies for such expedited reporting. IND safety reports are required for serious and unexpected suspected adverse events, findings from other studies or animal or *in vitro* testing that suggest a significant risk to humans in our clinical trials, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, we must notify FDA within seven calendar days after receiving information concerning any unexpected fatal or life-threatening suspected adverse reaction. Other external events may occur that can affect the conduct of our clinical trials, such as the COVID-19 pandemic or government shutdowns.

In some cases, the FDA may approve a BLA for our product candidate but require us to conduct additional clinical trials to further assess the product candidate's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for our products. Additionally, a Phase 4 clinical trial could be implemented in an effort to evaluate other medical indications for a therapy.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, such as *www.ClinicalTrials.gov*. We are required to register and disclose certain clinical trial information, including the product information, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial on *www.ClinicalTrials.gov*. We are also obligated to disclose the results of our clinical trials after completion. Disclosure of the results of these clinical trials can be delayed until the new product or new indication being studied has been approved, up to a maximum of two years.

As a biotechnology company, we are subject to extensive legal and regulatory requirements. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our Products

Our Company has developed protein-based diagnostics and therapeutics for chronic orthopedic diseases. Below is a brief description of products that we have developed and are currently active.

PRODUCT	DESCRIPTION	VALUE	LAUNCH DATE	STATUS	LICENSING AGREEMENT	MANUFACTURING AGREEMENT
FACT™ (Fibronectin-Aggrecan Complex Test)	Biomarker assay for the detection of cartilage damage. Sold to physicians nationwide, often accompanying the sale of an APIC™ kit	Provides physicians with a quantitative method to determine the extent of cartilage damage and promotes APIC™ treatment	2010	Lab Developed Test (LDT) and has not been cleared or approved by the U.S. Food and Drug Administration (FDA)	Currently licensed to Christie Medical Holdings, LLC (“Christie Medical Holdings”) (Human application)	Currently manufactured by Christie Medical Holdings (Human application)
Autologous Protease Inhibitor Concentrate (“APIC”) therapy	A device which enriches the therapeutic A2M protein from a patients’ own blood to treat damaged joints.		January 2014	510(k) clearance (FDA approval for medical devices)FDA Approved	Currently licensed to: Christie Medical Holdings (Human application). Expires 2029	Currently manufactured by: Christie Medical Holdings (Human application). Expires 2029
Autologous Protease Inhibitor Concentrate (“APIC”) therapy	A device which enriches the therapeutic A2M protein from a patients’ own blood to treat damaged joints.	Out-licensed to distributor in the equine veterinary industry, royalties on in-	January 2014		Currently licensed to: Astaria Global, LLC (“Astaria Global”) (Veterinarian application)	Currently manufactured by: Astaria Global, LLC (Veterinarian application). The Company considers this perpetual

for Veterinarian application	Same products directed animals.	market sales starting in 2021			The Company considers this perpetual	
Genetically engineered A2M variant, "CYT-108"	Targets the root molecular cause of osteoarthritis in joints.	Lead drug candidate for osteoarthritis	TBD	Phase I clinical trial began Q1 2024 in Australia Clinical Study Report expected in the Q4 2025 The IND application for CYT-108 as a treatment for osteoarthritis of the knee is under construction and will be submitted once the Phase 1 Clinical Study Report is published and reviewed by the FDA in a Type C meeting.		Currently manufactured by Goodwin Biotechnology, Inc. ("Goodwin Biotechnology")

FACT™ (Fibronectin-Aggrecan Complex Test)

In 2010, our Company launched our flagship product, a first-in-kind biomarker assay that detects byproducts of cartilage degradation in joint fluid, called "FACT™" (Fibronectin-Aggrecan Complex Test). The FACT™ diagnostic product is currently sold to physicians nationwide, and is used to assess the extent of cartilage damage in patients and determine the appropriate course of treatment. Samples of patient's joint (synovial) fluid are delivered to Cytonics' laboratory for testing, and the results are uploaded to a secure database accessible only to physicians. Over 900 kits were distributed to physicians in 2019, with roughly 934 kits distributed in 2020, 785 kits distributed in 2021, 127 kits distributed in 2022, and 126 kits distributed in 2023. The decline in sales is related to the shutdown of many medical offices during years affected by COVID-19, and the hurdle of re-establishing relationships with this customer base upon re-opening.

APIC™

We have developed a range of therapeutic products for the treatment of painful osteoarthritis, back, and joint pain based upon our understanding of Fibronectin-Aggrecan Complex formation and the role that A2M plays in regulating cartilage degradation. The Company's first therapeutic product, APIC™ was cleared for sale via the 510(k) regulatory process in January 2014. This technology is predicated on Platelet Rich Plasma (PRP), a concentration of the plasma cells found in blood that is injected into joints that are painful and inflamed. The APIC™ system differs from PRP in that it selectively concentrates A2M while removing other blood proteins. The final preparation is a highly concentrated, A2M-rich solution that can be injected into damaged, painful, and inflamed joints.

The Company has entered into 2 third party licensing agreements with certain distributors of medical devices whereby the Company has granted sales, marketing manufacturing, and distribution licenses in the human and veterinary markets

with exclusive rights to sell both domestically and internationally in the human and veterinary markets the APIC™ products and FACT™ products of the Company. Our APIC™ system has been used to successfully treat over 10,000 patients nationwide. It is also being used to treat racehorses with success.

Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108

Alpha-2-Macroglobulin ("A2M") is a blood serum protein that plays a role in the clotting cascade. A2M is a well characterized, broad spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that are upregulation in OA. Unfortunately, naturally occurring levels of A2M are too low to lend any therapeutic benefit to damaged joints.

Our A2M technology has been proven to slow cartilage degradation, alleviate pain, eventually halt the progression of OA and allow the body's regenerative mechanisms to heal the damaged tissue. We believe our innovation is in combining our technologies. Specifically, we developed the Autologous Protease Inhibitor Concentrate ("APIC") system to concentrate the A2M found naturally in the bloodstream. This is achieved by drawing and centrifuging patient's blood, then filtering out all the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines). This selectively concentrates the A2M protein found within the bloodstream 4-6x above naturally occurring levels.

The next generation of A2M variants is underway. We have leveraged our expertise in proteomics to create a library of over 100 genetically modified A2M variants. The A2M variants were genetically engineered with unique bait regions responsible for trapping and eliminating proteases. Our A2M variants have a stronger potency and greater specificity for the proteases that are responsible for OA, making these variants powerful protease inhibitors. We tested the ability of each variant to block cartilage degradation in animal models of OA and identified 2 exceptional variants for further testing, named "CYT-98" and "CYT-108."

<u>Preclinical Development of CYT-108</u>

Drug Discovery & Lead Selection

- Over 100 recombinant variants (rA2M) of the wild-type A2M (wt-A2M) protein were designed and tested for their inhibitory effects on 12 proteases involved in cartilage breakdown.

- Lead Selection:

  - Four top-performing rA2M variants were identified and compared with wt-A2M in an ex vivo Bovine Cartilage Explant (BCE) model, where cartilage breakdown was induced using TNF-alpha and IL1-beta.

  - Recombinant A2M (rA2M) variants demonstrated stronger inhibition of sulfated glycosaminoglycans (sGAGs) release than wt-A2M.

  - The two most effective variants advanced to in vivo studies (Zhang et al., 2017).

In Vivo Rat Model of Osteoarthritis

- A rat anterior cruciate ligament transection (ACL-T) model was used to assess cartilage protection.

- The rA2M variants demonstrated superior protease inhibition and downregulation of protease gene expression.

- Fluorescence molecular tomography, immunohistochemical analysis, and RT-PCR confirmed cartilage protection.

- CYT-108 emerged as the most effective rA2M variant and was selected for further investigation.

Manufacturing & Purification

- Produced in Chinese hamster ovary (CHO) cells and purified through a multi-step process involving metal affinity, reverse-phase, and anion exchange chromatography.
- Virus inactivation and filtration steps ensure purity and safety.
- The final formulation is ultra-filtered for drug concentration and stability.

Preclinical Pharmacokinetics & Safety Studies

Small Animal Studies

- PK/PD studies in nude mice showed that fluorescently labeled A2M had a half-life of 4.0 – 4.7 days when administered intra-articularly or subcutaneously.
- Biodistribution: A2M was not detected in any organ or circulation, confirming localized drug activity.

Large Animal Studies (Canine OA Model)

- A non-GLP study in a canine post-traumatic OA model tested intra-articular and subcutaneous injections.
- Key Safety Findings:
    - No adverse events or side effects observed with three 0.5 mg/kg intra-articular injections at one-week intervals.
    - No systemic effects with three subcutaneous injections (5 mg/kg, 10× human dose equivalent).
    - No changes in vital signs, blood analysis, or major organs (heart, kidney, liver, lung, brain, spleen).

Efficacy Outcomes (Canine OA Model)

- Cartilage & Bone Preservation*
    - 57% improvement in cartilage structure (Safranin-O staining).
    - 46% increase in chondrocyte viability.
    - 10% increase in proteoglycan content.
    - 77% recovery of subchondral bone plate thickness.

    *Note: these figures account for removal of outliers

- Synovial Membrane Recovery*
    - 57% reduction in synovial cellular thickening.
    - 31% decrease in synovial hyperplasia.

    *Note: these figures account for removal of outliers

GLP IND-Enabling Study

- Conducted to establish safety and pharmacokinetics for regulatory approval.
- Subcutaneous administration at 10× human dose simulated worst-case exposure scenarios.

- LC-MS/MS assay: CYT-108 detected in circulation within 48 hours, triggering an immune response with anti-CYT-108 antibody formation.

- Data supported regulatory filings and approval for Phase 1 human trials in Australia.

<u>Phase 1 Clinical Trial for CYT-108</u>

The Phase 1 clinical trials for CYT-108 commenced in Q1 2024 in Australia. Our subsidiary, Cytonics Australia Pty Ltd., provides us with significant strategic advantages, including up to a 43.5% cash government subsidy on all R&D expenses and the ability to leverage a favorable exchange rate for conducting our Phase 1 clinical trial. The study concluded in Q2 2025.

Trial Design

- Type: Multicenter, double-blind, randomized, placebo-controlled study.

- Objective: Evaluate the safety and tolerability of two doses of CYT-108 in patients with mild-to-moderate knee osteoarthritis.

- Treatment Schedule:

    - Day 1: First intra-articular injection.

    - Day 85: Second intra-articular injection.

    - Follow-up visits: Days 8, 29, 57, 85, 113, 183 (1, 4, 8, 12, 16, and 26 weeks post-first dose).

Patient Selection

- Total Enrollment: 22 participants.

- Randomization:

    - Group 1 (12 patients): 5mL CYT-108 (5mg/mL) via intra-articular injection (Day 1, Day 85).

    - Group 2 (10 patients): 5mL placebo (PBS) via intra-articular injection (Day 1, Day 85).

- Sites: Two clinical sites, with no more than 13 participants per site to prevent site bias.

Primary & Secondary Endpoints

Primary Endpoint:

- Safety & Tolerability: Assessment of adverse events, vital signs, blood markers, and local reactions at injection sites.

Secondary Endpoints:

- Pharmacokinetics: Systemic absorption and clearance of CYT-108.

- Efficacy Signals:

- Improvement in pain scores (Visual Analog Scale (“VAS”), WOMAC).

- Synovial fluid analysis for biomarkers (ARGS fragment) of inflammation and cartilage degradation.

Patient Withdrawal Criteria

- Participants may withdraw voluntarily at any time.

- Clinical investigators can remove participants for safety concerns or other medical reasons.

<u>Phase 1a Milestones & Results</u>

Outlined below is a detailed timeline of key milestones achieved during the Phase 1 trial, as well as the next steps planned for CYT-108’s development:

- On April 2, 2024, we were granted regulatory approval to begin patient recruitment.

- As of June 2024 we have successfully recruited 22 patients.

- As of December 2024 all 22 patients have been dosed with either CYT-108 or placebo (saline).

- As of January 13, 2025, no drug-related adverse events have been reported.

- All 22 patients received their last dose in Q4 2024.

  - During Q1 and Q2 2025, we plan to conduct a 3-month follow-up period to assess safety and efficacy at the six-month mark.

  - We will assess cartilage breakdown and patient reported outcomes (perceived pain and changes in mobility and daily function) in the CYT-108 treated and placebo groups.

  - We will look for signs of “disease modification” by quantifying a cartilage degradation product found in blood and whether there are positive changes in patient reported outcomes of pain and mobility.

  - A reduction in cartilage breakdown of the CYT-108 treated group relative to that of the placebo group would indicate that CYT-108 is targeting the molecular pathogenesis of osteoarthritis, and isn’t merely an anti-inflammatory or pain reliever.

- The study concluded in Q2 2025. The Phase 1 clinical study report was finalized in Q1 2026.
  - The study met its primary endpoint, demonstrating that CYT-108 was well-tolerated with no drug-related adverse events.
  - The results did not meet the secondary efficacy endpoints , which was expected due to the small size of the trial.

- These results of this study will serve as a critical component for our Investigational New Drug (IND) application, which we plan to submit in 2027.

<u>Next Steps and Milestones</u>

Cytonics’ clinical development plan will require an intermediate Phase 1b/2a dose-finding study to determine the optimal dose and frequency of administration to use in a larger, Phase 2b trial. The primary endpoints in this intermediate study are anticipated to be safety and a pain/efficacy score, with secondary endpoints of disease modification (e.g., biomarkers) and structural changes (e.g., MRI). Identification of the optimal dose and administration scheme will serve as a de-risking step in identifying a disease-modifying efficacy signal in the Phase 2b clinical study.

Before initiating the Phase 1b/2a dose-finding study in humans, Cytonics anticipates conducting an additional pharmacokinetic and pharmacodynamic (PK/PD) experiment in a small animal model of osteoarthritis to identify the minimum and maximum doses to be used in the Phase 1b/2a trial. The Company anticipates initiating this study in Q2 2026 and presenting this data as part of a Type C meeting package to the FDA in early 2027 (forecasted). FDA feedback in this Type C meeting will directly inform the Phase 1b/2a study design, and allow the Company to begin setting up the infrastructure for this human trial in mid-2027 (forecasted). Simultaneously, Cytonics will prepare an Investigational New Drug (IND) application to the FDA prior to Phase 1b/2a commencement in (forecasted) Q1 2028.

It is important to note that clinical trial outcomes may not ultimately support the continued development of CYT-108. At the conclusion of the study, CYT-108 appears well-tolerated and no drug-related adverse events were reported.

Provided, CYT-108 demonstrates strong efficacy and safety results through Phase 1 and subsequent trials, our next steps toward commercialization include:

- Advancing to Phase 1/b/2a, Phase 2b, and Phase 3 Trials
  - These will focus on confirming efficacy, dosing optimization, and further safety evaluation across larger, multi-national patient populations.
- FDA Approval and Licensing
  - Following successful Phase 3 results, we will seek FDA approval, alongside approvals in additional global markets such as the European Union, Japan, and Australia.
- Target Market
  - Our commercialization strategy prioritizes partnerships with healthcare providers, orthopedic clinics, and hospitals specializing in osteoarthritis treatment. Additionally, we will engage with payers to ensure broad insurance coverage and accessibility for patients.
- Distribution Channels
  - We plan to leverage direct-to-physician sales teams, collaborate with major pharmaceutical distributors, and explore digital telehealth partnerships to maximize market reach.
- Market Education and Awareness
  - We will conduct comprehensive educational campaigns targeting physicians, patients, and caregivers to highlight the “disease-modifying” benefits of CYT-108.

By focusing on these commercialization strategies, we aim to position CYT-108 as a groundbreaking treatment capable of reversing the root cause of osteoarthritis and significantly improving patients' quality of life.

Concept Products

The Company plans to develop additional products that include therapeutics that we plan to manufacture, outsource to contract manufacturing, or license to strategic partners. Products currently in development or envisioned include the following:

1. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating musculoskeletal and inflammatory disorders.
2. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating inflammatory lung diseases, such as Chronic Obstructive Pulmonary Disease (“COPD”) and Acute Respiratory Distress Syndrome (“ARDS”).

3. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for the treatment of metastatic melanoma.

No specific timeline has been defined by the Company for bringing the four listed products to market.

Material Agreements

We do not intend to manufacture the majority of our products, but instead we will use outside suppliers and contract manufacturers. See below for additional information regarding agreements we have reached with third parties to facilitate manufacturing, distribution, licensing etc.

Christie Medical Holdings/CareStream Group

On October 8, 2019 the Company entered into a letter of intent with Christie Medical Holdings, which are later acquired by CareStream Group. Effective January 1, 2020 the agreement granted Christie Medical Holdings an exclusive 10 year manufacturing, marketing and sales license with exclusive rights to sell both domestically and internationally in the human markets the Company's APIC™ and FACT products. On April 27, 2020 the terms and conditions of the letter of intent were superseded by that certain definitive Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market, dated as of April 27, 2020, between the Company and Christie Medical Holdings.

As part of the agreement with CareStream Group, the Company was to receive a $450,000 nonrefundable license fee, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. On January 1, 2024, the $80,000 installment payment was not made. Subsequently, on July 19, 2024, the contract was amended whereby CareStream agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

Unless extended, this agreement will terminate on December 31, 2029. The agreement may be terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Astaria Global, LLC

On June 30, 2019, the Company entered into an Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market with Astaria Global, LLC, a device distributor in the veterinary market, to sell the APIC™ products to equine physicians. This deal included a license purchase price of $400,000, payable at $100,000 due on September 30, 2019, and four annual payment of $75,000, with the final payment made on October 15, 2023. In addition, the Company receives a royalty on gross sales that began in calendar year 2021. The royalty is based on a defined percentage subject to certain quarterly minimums, which currently is set at 4% of product sales or $20,000 per quarter. Since entering into this agreement, in the aggregate, we have received approximately $640,000 from Astaria Global, LLC under the terms of this Exclusive License Agreement.

The agreement with Astaria is considered to be perpetual, unless terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Goodwin Biotechnology

On September 9, 2024, the Company and Goodwin Biotechnology entered into a manufacturing agreement for the production of GMP-grade recombinant A2M variant, CYT-108. The agreement covers two GMP production runs through 2026, providing enough CYT-108 to conduct Phase 2 clinical trials. This agreement expires at the sole discretion of the Company. The manufacturing agreement is filed as Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

Suppliers

We intend to select suppliers that have a substantial track record of working with FDA regulated medical products and maintaining good manufacturing practices that comply with FDA requirements. Each potential supplier will be audited by our staff to ensure they satisfy our requirements.

Intellectual Property

We seek to commercialize certain technology related to the medical treatment of conditions affecting the human spine and other major joint spaces in the body, including certain technology subject to patent applications (the "Intellectual Property"). The Intellectual Property currently includes 25 issued patents, and several US and international provisional patents and patents pending. We have invested over $2,500,000 in patent development.

The patent portfolio revolves around innovative systems, compositions, and methods for transplantation and treating various conditions with an emphasis on using Alpha-2-Macroglobulin (A2M) in enhanced therapeutic forms. The patents detail a range of liquid compositions that isolate A2M from biological samples such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses. Notable patents include methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

Several patents describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities significantly, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

- Patent US10,265,388 and related patents EP2827882, DE2827882, FR2827882, GB2827882, and CA2865170 detail liquid compositions that isolate A2M from biological samples, such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses.

- Patents US11,040,092 and US10,940,189 describe methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

- Patents US10,400,028, US10,889,631, and US11,634,475, along with EP3221341, DE3221341, FR3221341, GB3221341, and AU2015349782 describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

- Patent US9,352,021 and US9,498,514 further explore topical applications for chronic wounds, demonstrating the versatile application of A2M-based therapies.

These patents, granted across multiple jurisdictions including the US, UK, EU, Canada, Australia, and Japan, underscore a strategic focus on leveraging the therapeutic potentials of A2M in various medical applications.

The Company's Trademarks

The following trademark(s) are registered with the United States Patent and Trademark Office.:

Trademark	**Ser No.**	**Description**	**Duration**
CYTONICS	88-321,585	Consists of standard characters without claim to any particular font style, size or color	Expires September 17, 2029

The Company's Patents

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among, other methods, pursuing

and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover, but is not limited to, our product candidates and components thereof, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, product candidates, and continuing innovation to develop, strengthen, and maintain our position in our product candidates. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patents; to defend against challenge and assertion by third parties of their purported intellectual property rights; and to operate without infringement of valid and enforceable patents and other proprietary rights of third parties.

The Company has the following patents issued and pending at this time:

Title	**Registration Number**	**Description**	**File Date**	**Grant Date**	**Expiration Date**	**Country**
Systems, compositions, and methods for transplantation	10,265,388	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) from a biological sample that is blood or bone marrow aspirate from an individual mammal, wherein the concentration of the A2M is at least 1.1 times higher than in the biological sample; (b) a non-A2M protein with a molecular weight of less than 500 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 500 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 500 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen; (c) a non-A2M protein with a molecular weight of less than 100 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 100 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 100 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 100 kDa is C X C motif chemokine receptor 2 (CXCR2) or ATP Binding Cassette Subfamily F Member 1 (ABCF1); (d) a fluid from the blood or bone marrow aspirate from the mammal; and (e) an effective amount of an anti-coagulant selected from the group consisting of	2/21/2013	4/23/2019	2/21/2033	US

		EDTA, tri-sodium citrate, acidcitrate-dextrose (ACD), citrate-phosphate-dextrose (CPD), citrate-phosphate-double dextrose (CP2D), and citrate-phosphate-dextrose-adenine (CPDA1), wherein the liquid composition is not coagulated, is substantially free of white blood cells, and comprises less amount of non-A2M proteins with a molecular weight of less than 500 kDa than in the biological sample; and wherein the liquid composition is prepared by a process comprising: (i) passing a blood sample or bone marrow aspirate sample substantially free of white blood cells through a filter; (ii) retaining the retentate from (i); and (iii) adding the effective amount of the anti-coagulant to the retentate, wherein the filter has a molecular weight cut-off of about 500 kDa or less.				

Systems, Compositions, and Methods for Transplantation	11,040,092	1. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method comprising administering to the subject at an anatomic site in need of treatment a liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and (b) platelet-rich plasma from the blood sample from the subject, wherein the liquid composition: (i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen; (ii) is substantially non-immunogenic; and (iii) is substantially free of white blood cells. 17. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition: (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method compris-	3/2/2018	6/22/2021	2/21/2033	US

		ing administering to the subject at an anatomic site in need of treatment a liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and (b) platelet-rich plasma from the blood sample from the subject;				

		wherein the liquid composition: (i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject; (ii) comprises a non-A2M protein with a molecular weight of less than 100 kDa, wherein the non-A2M protein with a molecular weight of less than 100 kDa is present in the liquid composition at a concentration at most 90% of the concentration of the non-A2M protein with a molecular weight less than 100 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 100 kDa is ATP Binding Cassette Subfamily F Member 1 (ABCF1); (iii) is substantially non-immunogenic; and (iv) is substantially free of white blood cells.				

Systems, Compositions, and Methods for Transplantation	10,940,189	1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein: (a) the non-natural bait region comprises: (i) a sequence with 100% sequence identity to at least 24 contiguous amino acid residues of SEQ ID NO: 47; and (ii) two or more protease recognition sequences; (b) the non-natural bait region replaces the bait region of a wild-type A2M polypeptide with a sequence according to SEQ ID NO: 3; and the non-natural bait region has at least 70% identity to the entirety of SEQ ID NO: 47.	3/2/2018	3/9/2021	2/21/2033	US
Systems, Compositions, and Methods for	2827882	1. A liquid composition comprising:	2/21/2013	4/8/2020	2/21/2033	EP

Transplanta-tion		(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample, and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.				
Systems, Compositions, and Methods for Transplanta-tion	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	DE
Systems, Compositions, and Methods for Transplanta-tion	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	FR

Systems, Compositions, and Methods for Transplantation	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	GB
Systems, Compositions, and Methods for Transplantation	2865170	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a plasma or bone marrow aspirate (BMA) sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of the A2M present in the plasma or BMA sample from the mammal from which the A2M was isolated; and (b) plasma from the plasma sample from the mammal from which the A2M was isolated or BMA from the BMA sample from the mammal from which the A2M was isolated; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	12/22/2020	2/21/ 2033	CA

Systems, Compositions, and Methods for Transplantation	2013222414	1. A substantially non-immunogenic liquid composition comprising: (a) alpha-2-macroglobulin (A2M) isolated from a biological sample from a mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the mammal; and (b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample. 10. A method for enrichment of A2M from a biological sample obtained from a mammal comprising: (a) flowing the sample through one or more filters, thereby separating the biological sample into a filtrate and a retentate; and (b) collecting the retentate, wherein the retentate is enriched for A2M, wherein a concentration in said retentate of a non-A2M protein with a molecular weight of less than about 500 kDa is less than 90% of a concentration of the non-A2M protein in the biological sample, wherein the retentate further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample and wherein the retentate is substantially non-immunogenic.	2/21/2023	3/31/2018	2/21/2033	AU
Alpha-2-macroglobulin compositions and therapeutic uses	GB2501611B	1. A liquid composition comprising: (a) alpha-2-macroglobulin (A2M) isolated from a biological sample from an individual mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the individual mammal, and wherein the liquid composition is non-immunogenic to the individual mammal; and (b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample from the individual mammal.	2/21/2013	3/14/2015	2/21/2033	UK

Systems, compositions and methods for transplantation	GB2503131B	1. A composition comprising an isolated recombinant A2M polypeptide, wherein the recombinant A2M polypeptide comprises one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M. 20. A composition comprising an isolated recombinant A2M polynucleotide, wherein the recombinant A2M polynucleotide encodes for one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the encoded recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M. 23. A method for determining the enhanced inhibition of a protease by a recombinant A2M polypeptide comprising: (a) providing a recombinant A2M polypeptide comprising one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M;	2/21/2013	11/18/2015	2/21/2033	UK

		(b) contacting the recombinant A2M polypeptide with the protease and a substrate cleaved by the protease; contacting a wild-type A2M polypeptide with the protease and the substrate cleaved by the protease; and (d) comparing the amount of cleavage of the substrate from step (b) to the amount of cleavage of the substrate from step (c), thereby determining the enhanced inhibition of the protease by the recombinant A2M polypeptide.				

		24. A method for making a recombinant A2M polynucleotide comprising: (a) providing a vector containing a recombinant A2M polynucleotide comprising a sequence substantially similar to SEQ ID NO 2; (b) digesting the vector containing a recombinant A2M polynucleotide with restriction endonucleases to form a linear vector without a wild-type A2M bait region; (c) ligating one end of one or more polynucleotides encoding one or more nonnatural bait regions, wherein the one or more non-natural bait regions encode for one or more protease recognition sites not present in a wild-type A2M polypeptide, to one end of the linear vector; and (d) ligating the other end of the one or more polynucleotides encoding one or more of the non-natural bait regions to the other end of the linear vector, thereby forming a vector containing a recombinant A2M polynucleotide, and wherein a recombinant A2M polypeptide produced from the vector of (d) is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases and metalloproteases, compared to wild-type A2M.				
Apparatus for enriching a bio-fluid with respect to the concentration of alpha-2-macroglobulin	GB2522561B	1. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a centrifuge, wherein a flow of a supernatant of a biological sample from a mammal obtained by centrifuging the biological sample with the centrifuge passes through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore	2/21/2013	9/21/2016	2/21/2033	UK

		size with a molecular weight cut-off of at most 500 kDa.				

		2. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a pump in fluid connection with the filtration module, wherein the pump is coupled to the filtration module upstream of the inlet or downstream of the outlet, wherein activation of the pump produces a flow of the biological sample from the inlet to the outlet and through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore size with a molecular weight cut-off of at most 500 kDa. 9. A apparatus comprising: a flow filtration module comprising an inlet, an outlet, and two or more filters; wherein the two or more filters are fluidly connected in series between the inlet and outlet; wherein a flow of a biological sample from a mammal passes through the at least two filters to produce a composition comprising an A2M polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M present in the biological sample; wherein a first filter of the two or more filters has a pore size of at most 1 micron; and wherein a second filter of the two or more filters has a pore size with a molecular weight cut-off of at most 500 kDa, wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample.				

Systems, compositions, and methods for transplantation and treating conditions	9,352,021	1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject wherein the composition	8/28/2014	5/31/2016	8/28/2034	US

		does not elicit an immune response by the mammalian subject when topically applied to the chronic wound 15. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises: (a) the A2M at a concentration of at least 1.1 times higher than a concentration of A2M present in the biological sample; and				

		(b) a body fluid from the biological sample; wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound. 20. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises a first and second plurality of non-A2M proteins, wherein the first plurality of non-A2M proteins have a molecular weight of more than 10 kDa and are present at a concentration at least 1.1 times higher than a concentration of those proteins in the biological sample; and the second plurality of non-A2M proteins have a molecular weight less than 500 kDa and are present at an amount of less than 90% of an amount of those proteins in the biological sample; wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound.				
Systems, compositions, and methods for transplantation and treating conditions	9,498,514	1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region. 19. A wound dressing comprising an effective amount of a composition for the treatment or prophylaxis of a chronic wound in a mammalian subject, wherein the composition comprises a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region.	3/25/2016	11/22/2016	8/28/2034	US

Therapeutic variant alpha-2-macro-globulin compositions	10,400,028	1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 80% identity to SEQ ID NO: 20.	11/20/2015	9/3/2019	11/20/2035	US
Therapeutic variant alpha-2-macro-globulin compositions	10,889,631	1. A method of treating a mammalian subject with an inflammatory disease or condition, comprising administering to the subject a pharmaceutical composition comprising: (a) a pharmaceutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 80% identity to SEQ ID NO: 20; and (b) a pharmaceutically acceptable carrier.	7/7/2019	1/12/2021	11/20/2035	US

Therapeutic variant alpha-2-macro-globulin compositions	11,634,475	1. A pharmaceutical composition comprising: (a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82: X1X2X3X4X5X6X7X8 wherein: X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E); X2 is any natural amino acid; X3 is any natural amino acid; X4 is glycine (G) or glutamic acid (E); X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T); X6 is any natural amino acid; X7 is any natural amino acid; and X8 is glycine (G); and (b) a pharmaceutically acceptable carrier; wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D); wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID	12/3/2020	4/25/2023	12/22/2035	US

		NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123.				

		16. A method of formulating a pharmaceutical composition comprising: (a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide and a pharmaceutically acceptable carrier, wherein the recombinant A2M polypeptide comprises a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82: X1X2X3X4X5X6X7X8 wherein: X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E); X2 is any natural amino acid; X3 is any natural amino acid; X4 is glycine (G) or glutamic acid (E); X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T); X6 is any natural amino acid; X7 is any natural amino acid; and X8 is glycine (G); and (b) a pharmaceutically acceptable carrier; wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D);				

		wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123.				

Therapeutic variant alpha-2-macro-globulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.	11/20/2015	7/29/2020	11/20/2035	EP
Therapeutic variant alpha-2-macro-globulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids;	11/20/2015	7/29/2020	11/20/2035	DE

		(iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				

Therapeutic variant alpha-2-macroglobulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.	11/20/2015	7/29/2020	11/20/2035	FR
Therapeutic variant al-	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality	11/20/2015	7/29/2020	11/20/2035	GB

pha-2-mac-roglobulin compositions		of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				
Therapeutic variant alpha-2-macroglobulin compositions	2015349782	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence with at least 92% overall identity to a sequence selected from the group consisting of SEQ ID NOs: 6-30.	11/20/2015	11/26/2020	11/20/2025	AU

Therapeutic variant alpha 2-macroglobulin composition	6861152	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence selected from the group consisting of SEQ ID NOs 6-30, wherein the recombinant variant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, wherein the recombinant variant A2M	11/20/2015	3/31/2021	11/20/2035	JP

		polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				
Therapeutic variant alpha2-macroglobulin compositions	7166022	1. A pharmaceutical composition for use in a method of treating a mammalian subject with an inflammatory disease or condition, wherein the method comprises administering the pharmaceutical composition to the subject, and wherein the pharmaceutical composition comprises: (a) a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 90% identity to SEQ ID NO: 20, wherein the non-natural bait region comprises each of the sequences of SEQ ID NOs: 34, 36, and 80, wherein the recombinant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143; and (b) a pharmaceutically acceptable carrier.	2/26/2021	10/27/2022	11/20/2035	JP
Systems, Compositions, and Methods for Transplantation	17/211,261	Pending	3/24/2021	3/23/2041*		US
Systems, Compositions, and Methods for Transplantation	3,095,010	Pending	2/21/2013	2/20/2033*		CA
Therapeutic Variant Al-	18/178,917	Pending	3/6/2023	3/5/2043*		US

pha-2-Mac-roglobulin Composi-tions						
Therapeutic Variant Al-pha-2-Mac-roglobulin Composi-tions	2,967,973	Pending	11/20/2015	11/19/2035*		CA

*E*xcluding any potential Patent Term Adjustment (“PTA”) or Patent Term Extension (“PTE”).*

Research

We currently have a staff of 1 full time employee and 7 technical consultants, including 2 PhD’s, 5 MD’s, and 2 MBA’s. These advisors serve as scientific, financial and regulatory consultants.

In 2013, our research team developed a series of recombinant variants of A2M which has the potential to be a treatment for osteoarthritis, back and joint pain. *In vitro* and *in vivo* testing on small animal models of trauma-induced arthritis have demonstrated a high degree of safety and efficacy of our recombinant A2M product. Since 2015,we have outsourced drug development to Goodwin Biotechnology, a contract services provider with expertise in cell line development, scale up, and GMP manufacturing. See Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

We contracted with Goodwin Laboratory (Plantation, Florida) for GLP/GMP production of our A2M variants and pre-clinical trials. We believe we currently have produced enough GMP-grade drug product to complete our Phase 1 clinical trial.

In 2023, we contracted with Southern Star Research (“Southern Star Research”), an Australian CRO, to coordinate our first-in-human Phase 1 clinical trial. We have contracted three independent clinical study sites along the eastern coast of Australia. We have begun our Phase 1 clinical trial and dosed all patients in the 22 participant study. As of September 3, 2025, no adverse events have been reported and CYT-108 appears to be well-tolerated. We expect the Phase 1 Clinical Study Report to be finalized in Q4 2025, at which point we will analyze the efficacy data to determine if CYT-108 has a positive effect on patient perceived pain, changes in mobility, and cartilage degradation.

Competition

The spine and orthopedic markets are known for their intense competition; however, in the field of orthopedic diagnostics and biologic therapeutics there are very few competitors. Our primary competition will be companies that provide the existing standard of care including steroids, NSAIDs, visco supplementation, and closed irrigation treatments. We believe that by proving a clinical and economic advantage over existing treatments, we will be able to compete effectively. We will, however, be competing for market share against other drug and device companies that may possess greater resources and experience than us.

Given the large market potential for therapies, it is likely that other pharmaceutical companies and orthopedic companies have internal development programs for therapeutic products that will compete with our products.

Pricing Strategy

Our pricing strategy is to position our products as premium priced products, however, to be less expensive than the current treatment algorithms for spine and joint pain. We will work closely with patients, insurance carriers and workman’s compensation providers to determine a fair price for our assay and therapeutic products.

Organizational Structure

The Company has one subsidiary, Cytonics Australia Pty Ltd. Cytonics Australia Pty Ltd. is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the Company's eligibility to claim up to a 43.5% Research and Development Tax Incentive ("RDTI") offered by the Australian government. The constitution of Cytonics Australia Pty Ltd. outlines the governance framework that directs Company management, ensuring compliance with the provisions of the Corporations Act.

The Australian Taxation Office may reject or materially alter the RDTI annual claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company's net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary.

Employees

We currently have a staff of 1 full time employee, no part time employees and 7 technical consultants, including 2 PhD's, 3 MDs, and 2 MBA's. These advisors serve as scientific, financial and regulatory consultants.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business.

On January 8, 2018, we received a letter from the trustee for IRC Clinics, Inc. ("IRC") in their ongoing bankruptcy case advising us that their filing had been converted from Chapter 11 to Chapter 7 on January 9, 2017 and that the trustee's duty is to liquidate IRC and collect all monies contractually due to it, which it said also includes funds owed by the Company to IRC pursuant to a Master Services Agreement dated February 15, 2015. The Company had a discussion with the attorney for the trustee for IRC, and he advised that they were not aware of this dispute and the Company has not had any communications with the attorney for the trustee for IRC since June 21, 2018. There was no specific dollar amount demanded.

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Transfer Agent

We have engaged DealMaker Engage LLC as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit

card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Shares are being offered under an offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation CF under the Securities Act. Unless the sale of Shares should qualify for such exemption the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or

state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemptions.

Investors will hold minority interests in the Company.

Following this offering, investors in their individual capacities will represent a minority of the Company's authorized stock. Further, investors will be required to sign a proxy granting the President the authority to vote the investors' Shares as part of the Subscription Agreement. Accordingly, individual investors should anticipate little or no ability to direct the Company's operations.

Investors in our securities could experience immediate and substantial dilution after this offering.

The public offering price of our Shares is higher than the pro forma net tangible book value per share of the outstanding common shares immediately after this offering. As a result of this dilution, investors purchasing Shares in this offering could receive significantly less than the full purchase price that they paid for the Shares purchased in this offering in the event of a liquidation. Further, we have convertible securities with conversion prices less than the price per Share in this offering. Consequently, if these securities are exercised, there could be further dilution to the purchasers of our Shares.

Further, we are offering Bonus Shares to certain investors, thereby diluting any investor who is not issued Bonus Shares or any investor who is issued Bonus Shares at a lower percentage tier than other investors.

Investors in the company's Common Stock have assigned their voting rights via an irrevocable proxy.

In order to subscribe to this offering, each investor is required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company's President, Joey Bose. This irrevocable proxy is indefinite, and will only terminate upon the occurrence of events specified in the proxy, which include the Company's IPO or acquisition by another entity, which may never occur. There are many risks associated with an indefinite proxy duration. This means that the proxy could remain in force indefinitely. This presents several risks to investors, including but not limited to:

- Loss of Voting Rights: Investors may have limited or no control over the voting of their shares, potentially restricting their ability to influence key corporate decisions such as mergers, acquisitions, governance changes, or strategic transactions.
- Potential Misalignment with Investor Interests: The President holding the proxy may act in a manner that does not align with the individual investor's interests, with no recourse for investors to override such actions.
- Reduced Liquidity and Marketability: Shares subject to an indefinite proxy may be less attractive to potential buyers, as the voting rights are effectively transferred, potentially affecting the resale value and liquidity of the shares.
- Corporate Governance Implications: The concentration of voting power in a designated proxy holder may result in decision-making that benefits the controlling party over minority investors, heightening the risk of conflicts of interest.

Investors in this offering should carefully evaluate the implications of the irrevocable proxy and consider the potential risks associated with the inability to exercise voting rights. Before investing, shareholders should review the terms of the proxy agreement and consult with their legal or financial advisors to understand the full scope of these limitations.

If we do become publicly traded, the Company's stock price may be volatile. If the Company were to become publicly traded, the price of the Company's Common Stock is likely to be highly volatile and could fluctuate

widely in price in response to various potential factors, many of which will be beyond the Company's control, including the following:

· goods or services by the Company or its competitors;
· additions or departures of key personnel;
· the Company's ability to execute its business plan;
· operating results that fall below expectations;
· loss of any strategic relationship;
· industry developments;
· economic and other external factors; and
· period-to-period fluctuations in the Company's financial results.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Common Stock may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Common Stock is fixed and will not vary based on the underlying value of our assets at any time during the offering. Our Board of Directors has determined the offering price in its sole discretion. The fixed offering price for our Common Stock has been based on an assessment of the future potential economic value of Cytonics' drug development program, predicated on the commercialization of our lead drug asset, CYT-108. This estimation is based on assumptions that may not be accurate. Therefore, the fixed offering price established for our Common Stock may not be indicative of the true market value of the Company, which can only be determined by selling the shares in the public market or priced by an acquirer.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities.

Future issuances of debt securities, which would rank senior to our Common Stock upon our bankruptcy or liquidation, and future issuances of Preferred Stock, which would rank senior to our Common Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Stock. Moreover, if we issue additional Preferred Stock, the holders of such Preferred Stock could be entitled to preferences over holders of Common Stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or

borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our Common Stock.

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Common Stock are not freely transferable and there may not be a market created in which the Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The principal purposes of this offering are to raise additional capital to use in accordance with our planned use of proceeds. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed. See "Use of Proceeds."

Risks Related to our Business

We have not yet generated profits.

We have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future or ever. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We depend heavily on our officers and key employees, and turnover of such personnel could harm our business.

Our business and results of operations depend in significant part upon our executives. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel to replace employees as needed, our business could suffer.

We may change our business strategy without stockholder consent, which may result in riskier operations than our current operations.

We may change our business strategy and guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Offering Statement. A change in our business strategy could expose us to unknown risks.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guarantee that debt or equity financing, the ability to borrow funds or cash generated by loans will be available or sufficient to meet or satisfy our initiatives, objectives or requirements, nor can we guarantee that we will have access to efficient or effective financing structures.

We intend to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our Company.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of key personnel, risks posed by natural disasters, and risks of lawsuits from our employees. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

Financial projections may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our management's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by our management and/or that these returns may not be realized in the timeframe projected by our management, if at all.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. Our ability to obtain and maintain access to these or similar kinds of credit facilities is significant for us to operate the business.

Maintaining and enhancing our brand and reputation is critical to our growth and negative publicity could damage our brand and thereby harm our ability to compete effectively, which would materially adversely affect our business, results of operations and financial condition.

Our brand and our reputation are important assets. Maintaining and enhancing our brand and reputation is critical to our ability to compete effectively. Our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or fail to comply with regulatory requirements as interpreted by certain governments or agencies thereof, in a number of other areas, such as safety and security, data security, privacy practices, sustainability, human rights (including in respect of our own operations and throughout our supply chain), matters associated with our broader supply chain (including owners and other third-party vendors and service providers), diversity, non-discrimination and support for employees and local communities. Media, legislative, or government scrutiny around our Company, including the perceived impact on neighborhood nuisance, privacy practices, provision of information as requested by certain governments or agencies thereof, business practices and strategic plans, our business partners, private companies where we have minority investments and our practices relating to our platform, offerings, employees, competition, litigation and response to regulatory activity, could adversely affect our brand and our reputation with our buyers, owners and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially adversely affect our business, results of operations and financial condition.

Our results of operations and financial condition are subject to management's accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our amended and restated articles of incorporation authorizes the Board of Directors to issue up to 20,000,000 shares of Preferred Stock, of which approximately 2,350,000 shares remain undesignated. Such undesignated shares of Preferred Stock may be issued in one or more subseries, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Preferred Stock could diminish the rights of holders of our Common Stock,

and therefore could reduce the value of such Common Stock. In addition, specific rights granted to future holders of Preferred Stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended.

Limitations on director and officer liability and indemnification of our Company's officers and directors by us may discourage stockholders from bringing suit against an officer or director.

Our Company's amended and restated articles of incorporation and amended and restated bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director.

We are responsible for the indemnification of our officers and directors.

Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our articles of incorporation, as amended and bylaws, as amended also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant, or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern.

Cytonics is obligated to pay certain fees and expenses.

Cytonics will pay various fees and expenses related to its ongoing operations regardless of whether or not Cytonics' activities are profitable. These fees and expenses will require dependence on third-party relationships. Cytonics is generally dependent on relationships with its strategic partners and vendors, and Cytonics may enter into similar agreements with future potential strategic partners and alliances. Cytonics must be successful in securing and maintaining its third-party relationships to be successful. There can be no assurance that such third parties may regard their relationship with Cytonics as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with Cytonics or after their relations with Cytonics expire. Accordingly, there can be no assurance that Cytonics' existing relationships or future relationships will result in sustained business partnerships, successful service offerings, or significant revenues for Cytonics.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2025 and 2024, we reported net losses of $8,585,155 and $4,526,921, respectively. The Company also had an accumulated deficit of $37,811,117 as of December 31, 2025. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the audited financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We expect to experience losses in the future and may not become profitable.

Pursuant to our business strategy, we expect to continue to make expenditures on research, clinical trials, and regulatory approvals, which will adversely affect operating results until revenues from sales of our products reach a level at which these costs are supported. Our recent operations have been financed and are expected to continue to be financed primarily through sales by us of our equity and through debt. We anticipate, based on our current proposed plans and assumptions relating to operations, that the net proceeds from the sale of the Common Stock offered hereby, assuming a fully subscribed offering, will be sufficient to satisfy our contemplated cash requirements for approximately 24 months from the date of this Offering.

Since the formation of our Company, we have generated limited revenues, with the exception of the federal grant income, income from the sale of an exclusive license to our therapeutic products, and quarterly royalties. We may experience quarterly and annual losses, and expect to do so at least through the end of the 2025 calendar year. We are a research and development company that creates shareholder value by de-risking potential therapeutic drug assets through the FDA's regulatory framework. As such, our primary directive is *not* to achieve profitability. Instead, we strategically allocate investor capital to maximize shareholder value within the constraints of our drug development mission. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We will need to generate significant revenues to achieve and maintain profitability.

Our current and historical revenue is highly concentrated.

The Company's revenue is highly concentrated among a limited number of customers, which poses a significant customer concentration risk. The loss of any one of these key customers, or a significant reduction in their purchases or licensing fees, could materially impact the Company's revenue and financial stability. Cytonics' reliance on a concentrated customer base makes it vulnerable to changes in these customers' business needs, financial health, or strategic direction. This dependency may continue as the Company develops its portfolio and attempts to diversify its revenue sources, though there is no guarantee that future revenues will be less concentrated.

If the Company cannot raise sufficient funds, it may not succeed.

Cytonics is offering Common Stock in the amount of 1,207,729 shares and up to $5,000,000 in this Offering on a best-efforts basis and may not raise the complete amount. If we raise the full maximum amount in this Offering, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the maximum amount, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed.

Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

Some of our products are in the developmental stage and may require more testing.

Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The Company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business.

We may have a limited number of products.

We may not be able to afford to develop additional products. If the production or sales of any of our limited number of products do not meet our expectations, our dependence upon small numbers of products and our inability to quickly develop new products could have a material adverse effect upon our business, prospects, financial condition and results of operations.

The failure of our products to gain market acceptance would have an adverse effect upon our ability to generate revenues and attain profitability.

A significant challenge for us will be gaining market acceptance of our products. The participation and interest of practicing surgeons and other physicians will be critical. It may require significant time, effort and expense to attract sufficient numbers of physicians for our products to gain widespread acceptance. We cannot assure you that a sufficient number of physicians will invest the time required to gain familiarity with and be trained in the use of our products, or that, once trained, they will be committed to continued usage.

Similarly, other medical procedures and products can also treat certain of the medical indications that we believe can be treated by our products. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of prior use. We cannot be certain that our products will gain acceptance over established treatments or that either physicians or the medical community in general will accept and use our products.

Market acceptance of our products depends on many factors, including our ability to convince prospective customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at an acceptable cost, and to supply and service sufficient quantities of our products directly or through our strategic alliances. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements.

One or more of these factors may vary unpredictably, which could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We will be dependent upon third party suppliers and manufacturers.

Because of our limited resources, we will be dependent upon other companies to conduct research, supply key components and to manufacture our products. Our ability to develop and maintain relationships with these suppliers, as well as our ability to develop additional sources for key components and manufacturing capabilities, may be important for our long-term success. We cannot assure you that we will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of our business plan.

Our potential inability to contract with qualified distributors to represent us and promote our products could have a negative effect on our business and financial performance.

We will rely heavily on distributors to sell our products and to market our products to physicians. Our potential inability to establish distributor relationships could have a material adverse effect upon our business, prospects, financial condition and results of operations. If we are unable to establish relationships with qualified distributors, we will be unable to effectively compete for sales of our products in the medical industry.

Reimbursement levels allowed by private and government insurance entities will affect the market acceptance of our products and our potential revenue.

If we are unable to convince patients to pay cash or the health insurance entities to reimburse us for our products, it will very likely have a negative effect on our ability to generate significant revenues.

Physicians and hospitals are each responsible for the costs associated with surgical procedures. In order for both parties to receive payment for performing these surgical services they each must seek reimbursement from the patient and the patient's health care provider. The level of compensation is determined by reimbursement codes that are used to define each step of a surgical operation. Each code is defined by a detailed procedural description and associated level of monetary value. These industry standard codes are accepted throughout the healthcare industry and ultimately contribute to the success or failure of a new product introduction.

Physicians use codes, referred to as Current Procedural Terminology (CPT) codes, which are recognized by health care providers. Physicians define or code each step of an operative procedure by using a different code. These codes vary by procedure and often are subjective to the physician's specific definition of his procedure. These codes can be referenced from various sources such as the "Common Coding Scenarios for Comprehensive Spine Care," which is published annually by the American Medical Association. This code notation is submitted to the insurer and notifies the health care provider of what service or procedure was provided. A pre-established fee for that code number is then reimbursed to the operating physician. The code reimbursement value will vary based on the patient's insurance carrier as each carrier maintains different levels for reimbursement.

Not only does the surgeon submit for reimbursement for his surgery, but the hospital also provides a service requiring a separate code submission for reimbursement. Diagnosis-Related Group ("DRG") codes are codes responsible for hospital reimbursement under the Medicare Prospective Payment System. New DRG codes are continuously being created to more clearly address different procedures necessary in the medical industry.

Reimbursement for spine and orthopedic procedures will continue to change as the national healthcare system places pressure on the industry to lower costs. More specifically, manufacturers will continue to be under pressure to offer competitive pricing as health care providers look for alternatives to decrease costs.

Our products are not currently covered by any specific Current Procedural Terminology ("CPT") code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future.

The CPT code set is maintained by the American Medical Association through the CPT Editorial Panel. CPT codes are used to describe medical, surgical, and diagnostic services and are designed to communicate uniform information about medical services and procedures among physicians, coders, patients, accreditation organizations, and payers (including the Centers for Medicare and Medicaid Services and insurers) for administrative, financial (including reimbursement), and analytical purposes.

Our products are not currently covered by any specific CPT code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future. Until such time that a CPT

code is approved that covers one or more of our products, patients would be required to pay for our products out of pocket. The process of obtaining a new CPT code to cover a product can take years and is expensive and full of uncertainties. Our inability to obtain a CPT code for our products on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approval of a CPT code for our products may place substantial restrictions on the indications for which our products may be used or the persons with whom they may be used. To gain reimbursement for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

Our operations will be subject to extensive government regulation.

Medical products, devices and therapies are subject to extensive government regulation and review. These regulations are constantly changing. While we believe that our proposed operations will be conducted in material compliance with applicable laws, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory interpretation. Interpretation and enforcement of existing federal and state laws regulating health care, and future laws regulating health care, could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company.

Physician Self-Referral Laws. The federal self-referral law (known as the “Stark Law”) imposes restrictions on physicians’ referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician’s license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Fraud and Abuse. The anti-kickback provisions of the Social Security Act prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement for, referrals of patients for items or services reimbursable under Medicare, Medicaid or other federally funded health care benefit programs. Violation of these provisions, which are commonly known as the “Fraud and Abuse Law,” can lead to the imposition of civil and criminal penalties upon all parties involved, including substantial civil monetary penalties and exclusion from Medicare, Medicaid and other federally funded health care benefit programs. The scope of prohibited conduct under the Fraud and Abuse Law is broad and it extends to economic arrangements involving hospitals, physicians and their business partners, including arrangements such as those contemplated by us. Applicable state regulations may also prohibit the payment of remuneration in return for referrals. Violation of these state regulations may result in the imposition of monetary penalties on physicians, and suspension or revocation of a physician’s license. It is not certain that our operations will meet the

requirements of a safe harbor under the Fraud and Abuse Law. We cannot assure you that our operations do not, or in the future will not, violate such law, and any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Licensure and Corporate Practice of Medicine. State laws and regulations combine to regulate the provision of health care services by prohibiting business entities, such as us, from practicing medicine or otherwise providing health care services without a license and from exercising control over the medical judgments or decisions of physicians and licensed entities. Violation of these requirements could result in civil and criminal sanctions against us. While we believe that our business as structured materially complies with these laws, we cannot assure you that the regulatory authorities or other parties will not assert that we are engaged in the corporate practice of medicine or the unlicensed provision of health care services, and if such an action were taken or such a determination were made, it could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We may not be able to obtain the regulatory approvals necessary to market our products. Further, if we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.

Our research and development activities and the manufacturing, labeling, distribution and marketing of our products will be subject to regulation by numerous governmental agencies, including but not limited to the United States Food and Drug Administration ("FDA"), the State of Florida, HHS, CMS, and the Therapeutics and Goods Administration ("TGA") in Australia The FDA and TGA impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

Our products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which our products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

We believe that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the regulator disagrees with our judgment in any particular case and, for example, requires us to file a pre-market approval application rather than allowing us to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted.

Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices.

The regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs above currently expected levels and may even prevent us from making our products in quantities sufficient to meet market demand. If we change our approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional

capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties.

The Affordable Care Act and other payment and policy changes may have a material adverse effect on us.

The Patient Protection and Affordable Care Act enacted on March 23, 2010, as amended by the Health Care and Education Reconciliation Act of 2010 enacted on March 30, 2010, or, together, the Affordable Care Act, imposes a 2.3% excise tax on the sale of any taxable human medical device after December 31, 2012, subject to certain exclusions, by the manufacturer, producer or importer of such devices. The total cost to the industry was expected to be approximately $20 billion over ten years. This significant tax burden on our industry could have a material negative impact on the results of our operations and our cash flows. A significant portion of our sales will be considered medical device sales under this new legislation. Therefore, our products will be subject to this excise tax.

Further, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device acquisitions and the consolidation of medical device suppliers used by hospitals. While passage of the Affordable Care Act may ultimately expand the pool of potential end-users of our products, the above-discussed changes could adversely affect the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Each of these could have a material adverse effect on our financial position and the results of our operations.

Further, with the increase in demand for healthcare services, we expect both a strain on the capacity of the healthcare system and more proposals by legislators, regulators and third-party payers to keep healthcare costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations.

Federal healthcare reform continues to be a political issue, and it is unclear how federal elections may ultimately impact the effects of the Affordable Care Act. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government’s role in the United States healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

Changes in the health care industry may require us to reduce the selling prices for our products or result in a reduction in the size of the market for our products, which could have a negative effect on our financial performance.

Trends toward managed care, health care cost containment and other changes in government and private sector initiatives are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale or the prices of our products. For example:

- Major third-party payers of hospital services, including Medicare and Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;
- Third-party payer cutbacks could create downward price pressure;

- Numerous legislative changes have been passed and others are being considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;
- There has been a consolidation among health care facilities and purchasers of medical products in the United States and these entities, which prefer to limit the number of suppliers from which they purchase medical products, may decide not to purchase or to stop purchasing our products or demand discounts on our prices;
- There are proposed and existing laws and regulations in many markets regulating pricing and profitability of companies in the health care industry; and
- There have been initiatives by third-party payers to challenge the prices charged for medical products, which initiatives could affect our ability to sell products on a competitive basis.

Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our future levels of revenues and profitability of sales.

In addition, there are laws and regulations that regulate the means by which companies in the health care industry may compete by discounting the prices of their products. Although we intend to exercise care in structuring our customer discount arrangements to comply with those laws and regulations, we cannot assure you that:

- Government officials charged with responsibility for enforcing those laws will not assert that our customer discount arrangements are in violation of those laws or regulations; or
- Government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

We may be subject to material liability or litigation expenses for claims associated with our products or related instruments.

Because of the nature of our business, we may become a defendant in medical malpractice, products liability or similar lawsuits, and may become subject to the attendant risk of substantial damage awards. Direct claims, suits or complaints could be asserted against us. While we expect to address these risks through comprehensive general liability insurance, we cannot assure you that such insurance will be available to us, affordable for us, or that any claim asserted against us will be covered by insurance, or will not exceed the coverage limits of applicable insurance. Further, we cannot assure you that we will be able to obtain any such insurance in the future, or that the insurance, if available, will not be too costly to obtain or maintain. A claim against us that is not defended by an insurance carrier, or a successful claim against or settlement by us in excess of our insurance coverage, or our inability to obtain or maintain insurance, could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Our current and planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.

The business currently conducted by the Company is financially speculative. To date, very few companies have been successful in their efforts to commercialize such a business. Furthermore, the number of people who may use our services is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and our ability to capture a share of this market with the services and offerings we plan to develop. Due to the groundwork laid by the founders, our costs have been kept at a minimum. This allows us to become profitable quickly with a very minute amount of the potential market using our tools and resources.

We may not effectively execute our strategy.

Our business strategy requires that we successfully and simultaneously complete many tasks. To be successful, we will need to:

- Raise sufficient capital to fund our financial requirements;
- Develop products that gain market acceptance and can be sold at competitive prices;
- Negotiate effective business relationships and licensing agreements with others in the pharmaceutical and medical device industry;
- Attract and retain qualified, professional employees; and
- Evolve our business to gain advantages in an increasingly competitive environment.

We cannot assure you that we will be able to successfully execute any or all of the elements of our strategy. Our failure to successfully execute any one of the elements of our strategy may have a material adverse effect on our business and results of operations.

We may fail to implement our business plan.

Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities.

We are continuing to develop our information technology capabilities, if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters and Company-operated locations, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires

or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in China, setting in motion a global pandemic and unprecedented global disruptions. To the extent future unforeseen pandemics arise, they could adversely impact our operations, including, among others, our sales and marketing and ability to continue with clinical trials, and could generally have an adverse impact on our business and our financial results.

Our business is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters.

Our physical facilities and employees are all located in southeastern Florida and thus our business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to our facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to our facilities and extended interruption of our business could result in lost revenues and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available.

Our Contract Drug Manufacturing Organization, Goodwin Biotechnology, is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters.

Goodwin Biotechnology's ("GBI") physical facilities and employees are all located in southeastern Florida and thus their business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to their facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to GBI's facilities and extended interruption of their business could result in delays in Cytonics' clinical trials and research, and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available.

Rapid growth may strain our resources.

We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases.

Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the

functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

We plan to mitigate this risk by executing our business plan and creating cash flow in order to stem the need for debt acquisition to survive.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" and will be subject to less rigorous public reporting requirements and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth Company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

Members of our Board and our executive officers will have other business interests and obligations to other entities, and certain officers and directors may have conflicts of interest.

None of our directors or our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Individuals serving on our Board of Directors or as our officers actively participate in other business ventures and investment opportunities, including those that may compete with us. A conflict of interest is likely to arise if a director or officer becomes affiliated with a business entity that is a competitor, customer, provider or supplier of, or otherwise does business with, our Company. Individuals with such conflicts are required to disclose any such conflicts to us pursuant to their fiduciary duty of loyalty to our Company as required by our corporate governance policies and Florida state law. However, we cannot be certain that our directors and officers will always make disclosures, and therefore we may not be able to determine if a conflict of interest exists.

Intellectual Property Risks

Our success depends in part on our ability to obtain, maintain and protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark, trade secret and other intellectual property protection of our proprietary technologies and product candidate, which includes CYT-108, as well as successfully defending our patents and other intellectual property rights against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidate is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees to do so. Our pending and future patent applications may not result in issued patents. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies.

Our proprietary technology includes unpatented trade secrets, which we may not be able to protect.

Our proprietary technology includes unpatented trade secrets, the competitive advantage of which is substantially dependent upon our ability to maintain their continued secrecy. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that those trade secrets will not be disclosed, or that we can effectively protect our unpatented trade secrets.

In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information agreements upon commencement of employment or consulting relationships with us. We expect that these agreements will provide that all confidential information developed or made known to the individual during the course of his or her relationship with us must be kept confidential, except in specified circumstances. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidate and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, *inter partes* review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidate. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our field, third parties may allege they have patent rights encompassing our product candidate, technologies or methods.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or very similar technology and could reduce our ability to compete successfully.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technologies, which includes our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. While our technology is subject to patent applications that cover significant aspects of our product line, our patent applications may not provide us with any significant competitive advantage. Others may challenge our patent applications and, as a result, our proprietary rights could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patent applications do not cover. Our current and future patent applications may not result in the issuance of patents. Further, there is a substantial backlog of patent applications in many patent offices and the approval or rejection of patent applications may take several years.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during

prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Conversely, we may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or we may choose to challenge a third party's patent in patent opposition proceedings in the European Patent Office, or EPO, or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our Common Stock. Any of the foregoing could have a material adverse effect on our business financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce

our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We are dependent upon a limited number of PhD's and MDs for the continued development of our proprietary technology, and if one or more of them were to become unavailable to us, our ability to continue the development of our technology could be adversely affected.

Dr. Gaetano Scuderi, Dr. Lewis Hanna, Dr. Robert Bowser, Dr. Shawn Browning, and Dr. John David Laughlin are the named inventors of all or part of our patented technology, and we depend to a substantial degree upon some of them for continued development of our technology and applications of our technology to the spine and joint markets. We have the right of ownership in any future technologies or products that they may develop while working for the Company or as consultants. They have assigned their rights in our proprietary technology to the Company, and as employees and/or shareholders in our Company, continue to have an economic incentive to work with us on the development and commercialization of our technology. Nevertheless, we do not have any agreements with them that obligate them to continue providing services or other assistance to us, including in the continued development and commercialization of our products and our technology. If they were to cease providing assistance to us in these areas, our business could be adversely affected.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors. Although no misappropriation or improper disclosure claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may then have to pursue litigation to defend against these claims. If we fail in defending any claims of this nature in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our Common Stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We have disclosed detailed information regarding our intellectual property to certain of our competitors.

We have disclosed some of our product designs and other proprietary information to certain potential partners who may also compete with us in the future. Although these parties have executed non-disclosure agreements with respect to the proprietary information, there can be no assurances that they will maintain the confidentiality of our intellectual property rights or refrain from infringing on our intellectual property rights.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, our competitors might be able to enter the market, which would have a material adverse effect on our business financial condition, results of operations and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Past or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act, or America Invents Act, the United States moved from a “first to invent” to a ”first-to-file” patent system. Under a ”first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the ”first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, *Assoc. for Molecular Pathology v. Myriad Genetics, Inc.,* the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of our owned patents will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any

similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidate, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The purpose of this offering is to fund our operations. We are offering a minimum of $10,000 (rounded up), and a maximum of $5,000,000 (rounded up) in Shares of Common Stock of the Company at a price of $4.00 per Share plus a 3.5% Investor Processing Fee. No Shares will be issued for the Investor Processing Fee but the Intermediary will receive a cash commission on this fee. The minimum investment for any investor is 250 Shares, or $1,035 with the Investor Processing Fee. If the Target Offering Amount has not been raised by the Offering Deadline of February 24, 2027, this offering will be terminated and investor funds will be returned without interest or deduction (Note: as of April 30, 2026 the Target Offering Amount has been raised).

Time-Based Perks

For investments (signed subscription agreement and payment received by Company) made within the first 30 days from the date of this Offering Statement, investors will receive additional shares ("Bonus Shares") equal to 5% of the Shares purchased by the investor. These time-based perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day thereafter.

For investments (signed subscription agreement and payment received by Company) made after the first 30 days from the date of this Offering Statement but before the 61st day from the date of this Offering Statement, investors will receive Bonus Shares equal to 3% of the Shares purchased by the investor. These time-based perks begin at midnight on the 31st day following the Launch Date through 11:59 pm EDT on the 60th day after the Launch Date.

Loyalty Bonus

Prior investors in the Company who hold Shares in the Company via purchase in a previous offering conducted by the Company are eligible for 10% Bonus Shares as a loyalty bonus regardless of the amount of shares of Common Stock they purchase in this Offering. This bonus will be in addition to any other Bonus Shares

Investment Incentives

Invest $2,500+ and receive 3% bonus shares

Invest $5,000+ and receive 5% bonus shares.

Invest $10,000+ and receive 7% bonus shares

Invest $25,000+ and receive 15% bonus shares

*Bonus Shares will be the same class (Common Stock) and terms as the Shares being offered. Bonus Shares are not cumulative, except for the Loyalty Bonus. Perks will be determined and issued at the termination of this Offering and each investor will receive the highest bundle of perks for which the investor qualifies. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent for investors.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. We have also engaged affiliates of the Intermediary to provide transfer agent, technology, and marketing related services.

Fees and Commissions

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an 8.5% cash commission based on the dollar amount of the

Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $13,750 activation setup fee and $12,000 monthly fees payable to DealMaker Securities LLC and/or its affiliates.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount of $5,000,000. If we raise only the Target Offering Amount, all proceeds will be applied to Intermediary fees.

Use of Proceeds	Amount
Fees to Intermediary	$425,000
Other offering expenses(1)	$249,000
Clinical Studies	$2,000,000
Drug Production	$1,000,000
Working capital(2)	$1,326,000

(1) Other offering expenses include legal, accounting, technology, marketing and miscellaneous expenses relating to this Offering.
(2) Working capital may be used for things like rent, general selling and administrative expenses, utilities, and payroll, including to our management.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Qualification

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Net worth for non-accredited investors is determined in the same manner as for Accredited Investors.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. Payments may be made by wire, ACH, or credit card. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing. Notifications will be made electronically via our investment portal.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

Closings and Cancellations

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials or such closing date as set by the Company. The Intermediary will notify investors of each closing at least five business days prior to such closing. If an investor does not cancel an investment commitment before the 48-hour period prior to the scheduled closing, the funds will be released to the Company upon closing and the investor will be electronically issued Securities in book form in the amount of their subscription accepted by the Company. If an investor does cancel, their investment amount will be returned without interest or deduction and their subscription agreement will be terminated.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws, each of which are included as Exhibits to this Form C. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Pursuant to our amended and restated articles of incorporation, as amended, our authorized capital is 70,000,000 shares, of which (1) 50,000,000 shares are Common Stock, par value $0.001 per share, and (2) 20,000,000 shares are Preferred Stock, par value $0.001 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series, of which the board designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

As of April 20, 2026 there were 14,033,758 Shares of Common Stock, 150,000 shares of Initial Preferred Stock, 576,190shares of Series A Preferred Stock, 2,574,865shares of Series B Preferred Stock, and 8,399,628 shares of Series C Preferred Stock issued and outstanding. Following a 2 for 1 forward stock split in 2018, each share of the Initial Preferred Stock is convertible into 2.4 shares of Common Stock; each share of Series A Preferred Stock is convertible into 2 shares of Common Stock; each share of Series B Preferred Stock is convertible into 2 shares of Common Stock; and each share of Series C Preferred Stock is convertible into 1 share of Common Stock.

Common Stock

Each Share of Common Stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. Cumulative voting is not allowed.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to Common Stockholders since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our Common Stock have no pre-emptive rights or other subscription rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all our debts and other liabilities.

Irrevocable Proxy

By subscribing to this offering, investors grant an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. As a result of this proxy, it is possible that investors will be precluded from voting on mergers, acquisitions, or dispositions involving the Company for the duration of the proxy. Further, it could allow the Company to take actions that investor believe would be disadvantageous to their ownership in the Company. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding

the shares of our Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of our Common Stock or the effectiveness of a registration statement under the Exchange Act covering our Common Stock. The Company acknowledges that these termination events may never occur; therefore, the proxy shall remain in effect indefinitely. Investors in this offering should carefully evaluate the implications of the irrevocable proxy and consider the potential risks associated with the inability to exercise voting rights. Before investing, shareholders should review the terms of the proxy agreement and consult with their legal or financial advisors to understand the full scope of these limitations.

Preferred Stock

The Board of Directors of the Company may be resolution authorize the issuance of shares of Preferred Stock from time to time in one or more series. The Company may reissue shares of Preferred Stock that are redeemed, purchased, or otherwise acquired by the Company unless otherwise provided by law. The Board of Directors is authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or otherwise rights if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including, sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then issued.

Participation Right

Each of the classes of Preferred Stock described below includes a participation right to purchase their pro rata share of any proposed new issuance of securities.

Initial Preferred Stock

The rights, preferences, restrictions and other matters relating to the Initial Preferred Stock are as follows:

- There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Initial Preferred Stock" ("Initial Preferred Stock") and the number of shares constituting such class shall be 150,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $2.00 ("Initial Purchase Price").

- Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Series A Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Initial Preferred Stock and Series A Preferred Stock, the entire assets to be distributed to the holders of the Initial Preferred Stock and Series A Preferred Stock shall be reasonably distributed among the holders of the Initial Preferred Stock and Series A Preferred Stock in accordance with the respective stated value amounts that would be payable

on such shares if all amounts payable thereon were paid in full in proportion to their relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of the Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Initial Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Initial Preferred Stock.

· Holders of the Initial Preferred Stock shall be entitled to vote on an as converted basis on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Initial Preferred Stock is convertible at any time into 2.4 shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Initial Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Initial Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Initial Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Initial Preferred Stock.

Series A Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series A Preferred Stock are as follows:

- There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series A Preferred Stock" ("Series A Preferred Stock") and the number of shares constituting such class shall be 1,500,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $4.00 ("Series A Purchase Price").

- Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Initial Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Series A Preferred Stock and Initial Preferred Stock, the entire assets to be distributed to the holders of the Series A Preferred Stock and Initial Preferred Stock in accordance with the respective stated value amounts that would be payable on such shares if all amounts payable thereon were paid in full in proportion to their relative Series A Purchase Price of the Series A Preferred Stock and the Initial Purchase Price of the Initial Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Series A Preferred Stock and the holders of the Initial Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series A Preferred Stock and Initial Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Series A Preferred Stock, Initial Preferred Stock Series B Preferred Stock and Common Stock (where each share of Series A Preferred Stock, Initial Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

- If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series A Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

- Holders of the Series A Preferred Stock shall be entitled to cast a number of votes for each share held of the Series A Preferred Stock equal to the largest number of shares of Common Stock which each share of Series A Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

- Pursuant to a voluntary conversion, each share of Series A Preferred Stock is convertible at any time into two shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Company net of underwriting discounts and commissions and offering expenses

- If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the

Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series A Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series A Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series A Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of

Series A Preferred Stock .

Series B Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series B Preferred Stock are as follows:

- There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series B Preferred Stock" ("Series B Preferred Stock") and the number of shares constituting such class shall be 6,000,000. Each share of Series B Preferred Stock will have a par value $0.001 and a stated value equal to its purchase price ("Series B Purchase Price").

- Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after provision for payment of the Company's debts and other liabilities, and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

- If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series B Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

- Holders of the Series B Preferred Stock shall be entitled to cast a number of votes for each share held of the Series B Preferred Stock equal to the largest number of shares of Common Stock which each share of Series B Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

- Pursuant to a voluntary conversion, each share of Series B Preferred Stock is convertible at any time into two shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

- Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series B Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

- If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter,

of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

- If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

- The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series B Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series B Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series B Preferred Stock.

Series C Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series C Preferred Stock are as follows:

- There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the “Series C Preferred Stock” (“Series C Preferred Stock”) and the number of shares constituting such class shall be 10,000,000 of which 510,000 shares shall be designated as “Series C-1 Preferred Stock.” Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. Each share of Series C Preferred Stock, that is not a Series C-1 Preferred Stock will have a par value $0.0001 and a stated value equal to $2.00 (“Series C Purchase Price”). For each share of Series C-1 Stock, the purchase price shall be the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of Preferred Stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. “Qualified Equity Financing” means the first sale (or series of related sales) by the Company of its Preferred Stock following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

- Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company’s debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock, and in preference to, and, before any amount or property shall be paid or distributed on account of any junior securities, to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Company available for distribution to shareholders, an amount equal to the Series C Purchase Price. If upon any liquidation, dissolution or winding-up of the Company, the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other junior securities shall in no event be entitled to participate in the distribution of any assets of the Company in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) sale of the Company or (ii) reorganization of the Company required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and

Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series C Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock.

· Holders of the Series C Preferred Stock shall be entitled to cast a number of votes for each share held of the Series C Preferred Stock equal to the largest number of shares of Common Stock which each share of Series C Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters and shall vote as a separate single class with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

· Pursuant to a voluntary conversion, each share of Series C Preferred Stock is convertible at any time into one share of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series C Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series C Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series C Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series C Preferred Stock.

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter,

of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

- If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

Provisions of Note in Our Amended and Restated Articles of Incorporation

*Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaw*s. Provisions of our amended and restated articles and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority of the remaining directors on the Board.

Bylaws. Our articles of incorporation and bylaws authorizes the board of directors to adopt, repeal, rescind, alter or amend our bylaws without shareholder approval.

Removal. Except as otherwise provided, a director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders for any purpose or purposes may be called at any time only by the Board.

Effects of authorized but unissued Common Stock and blank check Preferred Stock. One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our amended and restated articles of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of Preferred Stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Articles of Incorporation, subject to the provisions of Florida Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Additional Issuances of Securities

Prior to or following your investment in the Company, the Company may sell additional Securities or shares of capital stock to existing or additional investors, which will dilute your ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Company. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. This could occur through the authorization and issuance of other classes of stock in the Company which could be offered on better or worse terms than what are offered herein.

Dilution

The shares of capital stock represented by the Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. If the Company issues additional shares, an investor's ownership in the Company will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into shares.

If the Company decides to issue more Shares or other securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the Company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Shares may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Corporate Actions/Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for fiscal years ended 2025 and 2024 are attached to this Form C as Exhibit E.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Components of Results of Operations", "Results of Operations", consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see "Statement Regarding Forward Looking Information." Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Business and Overview

The Company is a research and development company, developing therapies and diagnostics for back and joint pain that it then licenses to unrelated third parties.

Results of Operations

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,208,240, net of direct offering costs, from the sale of common shares and options and $160,000 from the exercise of stock options.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 and 2024 were $260,000 and $306,669, respectively, a decrease of $46,669, or 15.2%. Revenues decreased due to a contractual amendment reducing by $6,667 per month the monthly royalty from our largest customer commencing August 2024.

Research and Development Expense

Research and development expense for the year ended December 31, 2025 and 2024 was $2,772,900 and $2,659,416, respectively, an increase of $113,484 or 4.3%. The reason for the increase in these expenses was primarily due to an increase in the Phase 2 clinical trial.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for the year ended December 31, 2025 and 2024 were $5,163,441 and $1,393,091, respectively, an increase of $3,770,350 or 271%. The reason for the increase in these expenses was primarily due to a $3,463,568 increase in stock-based compensation, a $164,575 increase in marketing and trade shows, a $98,335 increase in regulatory fees, and a $55,069 increase in dues and subscriptions, partially offset by a $78,049 decrease in bad debt expense.

Professional Fees

Professional fees for the year ended December 31, 2025 and 2024 were $957,701 and $506,987, respectively, an increase of $450,714 or 88.9%. These expenses included legal, accounting and auditing expenses. The increase was primarily attributable to a $426,368 increase in consulting fees.

Interest Expense

Interest expense for the year ended December 31, 2025 and 2024 was $0 and $196,822, respectively, a decrease of $196,822 or 100%. The decrease in interest expense resulted from the elimination of all notes payable in 2024 (through a combination of cash payments and conversions to common shares).

Net Loss

Net loss for the year ended December 31, 2025 and 2024 was $8,585,155 and $4,526,921, respectively, an increase in the net loss of $4,058,234 or 89.6%. The primary reasons for the increase in loss were the increase in selling, general and administrative expenses and professional fees, as discussed above.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered equity, promissory notes and warrants. As of December 31, 2025, our Company had cash on hand totaling $2,147,326 and current liabilities of $466,461.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to: (a) fund operations; and (b) to continue research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to: (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to pay liabilities; or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements. We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

For the year ended December 31, 2025, compared with the same period in 2024, the Company's most significant developments were financial and clinical in nature. The Company successfully completed its Phase 1 clinical trial of CYT-108 in April 2025, providing important safety and tolerability data that has de-risked the development program and supports progression into a planned Phase 1b/2a study. In parallel, the Company conducted a Regulation A+ financing in 2025 for the sale of common shares and stock options that resulted in greater investment proceeds and a stronger cash position to fund operations. The majority of proceeds are allocated to working capital and to fund IND-enabling research and development, with a portion ear-marked for future equity crowdfunding campaigns. The Company intends to raise additional capital under Reg CF and Reg A+ to fund the next set of FDA human clinical studies.

Because the Company remains in clinical development, it does not generate revenues from product sales, and traditional production, sales, and inventory metrics are not applicable. Instead, management evaluates progress through research and development milestones, regulatory interactions, and access to capital.

Research and development expenses continue to increase period over period, reflecting continued clinical operations, regulatory consulting, and manufacturing activities related to CYT-108. General and administrative expenses remained relatively stable, although investor relations and marketing costs increased in connection with its Regulation A and Regulation CF offerings. The Company expects increased offering marketing expenses in the near future as it looks forward to an anticipated Regulation A offering later in 2026.

Looking forward, management expects research and development costs to rise further as the Company advances CYT-108 into the next stage of clinical testing. The Company anticipates additional financing will be required to support the Phase 1b/2a study and subsequent development activities. Key uncertainties that may materially affect future operating results include the timing and outcome of FDA regulatory review, the Company's ability to raise additional capital on favorable terms, and broader conditions in the biotechnology and capital markets.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document, which is either an Exhibit to this Form C or which will be made available to investors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C, including its Exhibits. The Company's representatives will be available via a comments section on our investment portal to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.cytonics.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Updates

Updates regarding the progress of the issuer in meeting the target offering amount will be filed with the SEC or may otherwise be found at: www.invest.cytonics.com if elected by the Company in lieu of making such filings.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation, as amended
Exhibit C	Bylaws
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements
Exhibit F	Contract with DealMaker
Exhibit G	Landing Page Screenshots

Exhibit B

Articles of Incorporation, as amended

EX1A-2A CHARTER 8 tm2014693d1_ex2-5.htm EXHIBIT 2.5

Exhibit 2.5

Exhibit B

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Sections 607.1006, 607.0602 and 607.0603 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends pursuant to these Articles of Amendment to the Articles of Incorporation of the Corporation (these "Articles of Amendment"), its Third Amended and Restated Articles of Incorporation, as amended (the "Articles"), as follows:

A. Additional Provisions. The following language is hereby added after the end of Section C ("SERIES B PREFERRED STOCK") and before the start of current Section D "OTHER SERIES OF PREFERRED STOCK" in Article III of the Articles:

"C-1. SERIES C PREFERED STOCK

The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of Ten Million (10,000,000) shares, of which Five Hundred Thousand (500,000) shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. The rights, preferences, privileges, and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below.

1. Dividends. The holders of Series C Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series C Preferred Stock had been converted into Common Stock in accordance with Section 3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon the occurrence of a Liquidation Event, each holder of Series C Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series C Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

"Series C Purchase Price" means (A) for each share of Series C Preferred Stock which is not a share of Series C-1 Preferred Stock, $2.00 per share (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of Florida in accordance with the Act) and (B) for each share of Series C-1 Stock, the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of preferred stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner. Each of the dollar amounts in this sentence shall be equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of Florida in accordance with the Act or the date of such determination of the applicable Series C Purchase Price, as applicable.

(b) Consolidation, Merger, etc. Notwithstanding Section 2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section 2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section if the holders of more than fifty percent (50%) of the issued and outstanding Series C Preferred Stock waive in writing the provisions of this Section with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section 2 shall not in any way limit the right of the holders of Series C Preferred Stock to elect to convert their shares of Series C Preferred Stock into shares of Common Stock in accordance with Section 3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series C Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series C Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series C Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section 3(a). The shares of Series C Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series C Conversion Ratio"), such that the Series C Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series C Preferred Stock. The number of shares of Common Stock into which shares of Series C Preferred Stock are convertible and the Series C Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series C Preferred Stock made in accordance with Section 3(a) hereof, the holders of the Series C Preferred Stock making such election shall provide written notice of such conversion (the "Series C Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series C Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series C Preferred Stock"). On the date the Series C Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series C Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section 3(a) hereof, and such number of shares of Common Stock into which the Elected Series C Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series C Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series C Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section 3(b), in the event that the holders of shares of Series C Preferred Stock elect to convert such shares pursuant to Section 3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section 3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section 3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series C Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series C Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section 3(a), and such number of shares of Common Stock into which the Series C Preferred Stock is converted shall be deemed to have been issued to the holders of Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series C Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series C Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series C Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series C Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series C Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series C Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder’s Series A Preferred Stock into Common Stock. The provisions of this Section 4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section 2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series C Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series C Conversion Ratio pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series C Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series C Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series C Preferred Stock.

(d) Rounding. All calculations under this Section 4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series C Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series C Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series C Preferred Stock in accordance with the provisions hereof.

7. Notices.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written .consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series C Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Series C Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series C Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series C Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section 8(b) or Section 8(c) hereof, the holder of each share of Series C Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series C Preferred Stock shall be entitled to the number of votes per share of Series C Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series C Preferred Stock may be converted pursuant to Section 3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series C Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series C Preferred Stock shall vote as a separate single class, with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series C Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series C Preferred Stock having one vote on such matter:

(i) increase or decrease the authorized number of shares of any class or series of capital stock;

(ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(iv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series C Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series C Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series C Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series C Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series C Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of$15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section 10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series C Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section 10 to effect the registration of any shares of Common Stock issuable upon conversion of Series C Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series C Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section 10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 10(f) exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder."

B. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section A (the INITIAL PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Initial Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Initial Preferred Stock having one vote on such matter:

(iii) increase or decrease the authorized number of shares of any class or series of capital stock;

(iv) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(vi) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

C. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section B (the SERIES A PREFERRED STOCK) of the Articles:

(d) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series A Preferred Stock having one vote on such matter:

(vii) increase or decrease the authorized number of shares of any class or series of capital stock;

(viii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(ix) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(x) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

D. Typographical Corrections and Additional Provisions. The first subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection “(c)” is hereby corrected to be subsection “(a”). The second subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection “(d)” is hereby corrected to be subsection “(b”). The following language is hereby added as a new Section 8(c) to Article III, Section C (the SERIES B PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series B Preferred Stock having one vote on such matter:

(xi) increase or decrease the authorized number of shares of any class or series of capital stock;

(xii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(xiii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(xiv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

E. Authority to Amend. These Articles of Amendment have been duly adopted by the unanimous written consent of the Corporation's board of directors as of March 3, 2020 in accordance with the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Florida Business Corporation Act.

F. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective March 31, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of February March 11, 2020.

Cytonics Corporation

By: /s/ Joey Bose
Name: Joey Bose
Title: President

EX1A-2A CHARTER 7 tm2014693d1_ex2-4.htm EXHIBIT 2.4

Exhibit 2.4

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the “Corporation”), hereby amends (“Articles of Amendment”) its articles of incorporation, as amended (“Articles”), as follows:

A. The introductory paragraphs of Article III of the Fourth Amended and Restated Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Seventy Million (70,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Twenty Million (20,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as " Initial Preferred Stock," par value $0.001 per share (the " Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Six Million (6,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

B. Authority to Amend. This amendment of the Articles of Incorporation have been duly adopted by the unanimous written consent of the Corporation’s board of directors as of January 28, 2020 in accordance with the provisions of Section 607.0821 of the Florida Business Corporation Act, and have been duly approved by the shareholders of the Corporation on January 28, 2020 and the number of votes cast for the amendments by the shareholders was sufficient for approval.

C. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective February 28, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of January 29, 2020.

Cytonics Corporation

By: /s/ Joey Bose
Name: Joey Bose
Title: President

EX1A-2A CHARTER 6 tm2014693d1_ex2-3.htm EXHIBIT 2.3

Exhibit 2.3

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
Cytonics Corporation

(Forward Stock Split)

Pursuant to Section 607.1006 and Section 607.10025 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends ("Articles of Amendment") its amended and restated articles of incorporation, as amended ("Articles"), as follows:

A. Forward Stock Split. Upon the Effective Time (as defined below) of these Articles of Amendment, each one (1) share of the Corporation's common stock. par value $0.001 per share ("Common Stock"), issued and outstanding immediately prior to the Effective Time will be and hereby is automatically reclassified and changed (without any further act) into two (2) validly issued, fully-paid and non-assessable shares of Common Stock without increasing or decreasing the par value thereof, and each fraction of a share of Common Stock issued and outstanding immediately prior to the Effective Time will be and hereby is automatically reclassified and changed (without any further act) into a number of validly issued, fullypaid and non-assessable shares of Common Stock equal to the product of two (2) and such fraction, which product shall be rounded up to the nearest whole share.

B. Authority to Amend. These Articles of Amendment were adopted by the unanimous consent of the Corporation's Board of Directors on February 13, 2018. No approval of the Corporation's shareholders was required, pursuant to Section 607.10025 of the Florida Business Corporation Act.

D. Effective Time. The foregoing amendment will become effective on February 16, 2018, at 5:01 p.m. ("Effective Time").

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of February 13, 2018.

Cytonics Corporation

By: /s/ Gaetano J. Scuderi
Name: Dr. Gaetano J. Scuderi
Title: Chief Executive Officer

EX1A-2A CHARTER 5 tm2014693d1_ex2-2.htm EXHIBIT 2.2

Exhibit 2.2

ARTICLES OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation, hereby adopts the following Articles of Amendment to its Third Amended and Restated Articles of Incorporation:

FIRST: The name of the corporation is: Cytonics Corporation.

SECOND: The introductory paragraphs of Article III of the Third Amended and Restated Articles of Incorporation of this corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as " Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Six Million (6,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

THIRD: The introductory paragraph of Section B of Article III of the Third Amended and Restated Articles of Incorporation of this corporation is hereby amended and restated in its entirety as follows:

> The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Six Million (6,000,000) shares. The rights, preferences, privileges , and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below .

FOURTH: The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation was adopted by the corporation's Board of Directors on [2/13]. 2013. The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation was adopted by the shareholders of the corporation by written consent on [2/13], 2013. The number of votes cast for the amendment by was sufficient for approval.

FOURTH: The foregoing amendments to the corporation's Third Amended and Restated Articles of Incorporation will become effective upon the filing of these Articles of Amendment to the Third Amended and Restated Articles of Incorporation with the Florida Department of State.

IN WITNESS WHEREOF, the undersigned officer of the corporation has executed these Articles of Amendment to the Articles of Incorporation on [2/13], 2013, and does hereby certify that the facts stated herein true and correct.

CYTONICS CORPORATION

/s/ Raymond Johnson

By: Raymond Johnson
Its: President

EX1A-2A CHARTER 4 tm2014693d1_ex2-1.htm EXHIBIT 2.1

Exhibit 2.1

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

CYTONICS CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

FIRST. The name of this corporation is Cytonics Corporation (hereinafter, the

SECOND. The original Articles of Incorporation of the Corporation were filed on July 26, 2006, and amended and restated on April 20, 2007 and November 13, 2009 (the "Articles of Incorporation").

THIRD. The resolutions amending and restating the Corporation's Articles of Incorporation were approved by the Corporation's Board of Directors (the "Board of Directors") at a meeting convened by conference call on February 4, 2011. Shareholder action to approve the Amended and Restated Articles of lncorporation was not required.

FOURTH. The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Three Million (3,000,000) shares designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article Ill.

A. INITIAL PREFERRED STOCK

The first series of Preferred Stock shall be designated "Initial Preferred Stock" and shall consist of One Hundred Fifty Thousand (150,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Initial Preferred Stock are as set forth below.

1. Dividends.

The holders of Initial Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock had been converted into Common Stock in accordance with Section A.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (iii) a reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law (each of the events referred to in clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid in full in cash with respect to each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred

-2-

Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Sale of the Corporation" means any of the following: (a) a merger or consolidation of the Corporation into or with any other individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity and any government, governmental department or agency or political subdivision thereof ("Person" or "Persons") who are not "Affiliates" (as defined below) of the Corporation in a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Corporation immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Corporation's issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Corporation acquire all or substantially all of the Corporation's assets determined on a consolidated basis. "Affiliates" means, with respect to any Person other than the Corporation, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Junior Securities" means any of the Corporation's Common Stock and all other capital stock and convertible securities of the Corporation other than (a) Initial Preferred Stock, (b) Series A Preferred Stock and (b) such capital stock or convertible securities of the Corporation that by their terms provide the holders thereof with rights pari passu with or senior to those of the holders of Initial Preferred Stock.

"Initial Purchase Price" means $2.00 per share of Initial Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Initial Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation. Merger. etc. Notwithstanding Section A.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section A.2 if the holders of more than fifty percent (50%) of the issued and outstanding Initial Preferred Stock (the "Requisite Initial Shareholders") waive in writing the provisions of this Section A.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section A.2 shall not in any way limit the right of the holders of Initial Preferred Stock to elect to convert their shares of Initial Preferred Stock into shares of Common Stock in accordance with Section A.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of lnitial Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Initial Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Initial Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section A.3(a). The shares of lnitial Preferred Stock shall convert into shares of Common Stock at a ratio of one to 1.2 (the "Initial Conversion Ratio"), such that the Initial Conversion Ratio would result in 1.2 shares of Common Stock being issued upon the conversion of one share of Initial Preferred Stock. The number of shares of Common Stock into which shares of Initial Preferred Stock are convertible and the Initial Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Initial Preferred Stock made in accordance with Section A.3(a) hereof, the holders of the Initial Preferred Stock making such election shall provide written notice of such conversion (the "Voluntary Initial Conversion Notice") to the Corporation setting forth the number of shares of Initial Preferred Stock each such holder elects to convert into Common Stock (the "Elected Initial Preferred Stock"). On the date the Voluntary Initial Conversion Notice is delivered to the Corporation, such shares of Elected Initial Preferred Stock shall thereupon be converted, without further action, into the number. of shares of Common Stock provided for in Section A.3(a) hereof, and such number of shares of Common Stock into which the Elected Initial Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred in connection with the loss of such certificate or certificates ("Affidavit of Loss"). Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Initial Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Initial Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section A.3(c), in the event that the holders of shares of Initial Preferred Stock elect to convert such shares pursuant to Section A.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section A.3(a) immediately upon (i) the consummation of the Corporation's first underwritten public offering resulting in at least Twenty Million ($20,000,000) of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses (a "Qualified Public Offering"); provided that if a Qualified Public Offering is consummated, all outstanding shares of Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section A.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Initial Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Initial Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section A.3(a), and such number of shares of Common Stock into which the Initial Preferred Stock is converted shall be deemed to have been issued to the holders of Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Initial Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Initial Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Initial Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Initial Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions. Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification. Exchange and Substitution. If the Common Stock issuable upon conversion of the Initial Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Initial Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Initial Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Initial Preferred Stock into Common Stock. The provisions of this Section A.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section A.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Initial Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Initial Conversion Ratio pursuant to this Section A.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Initial Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Initial Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Initial Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Initial Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Initial Preferred Stock.

(d) Rounding. All calculations under this Section A.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Initial Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Initial Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Initial Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Initial Preferred Stock in any manner that would interfere with the timely conversion of any shares of Initial Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events. Extraordinary Transactions. Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Initial Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Initial Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Initial Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Initial Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section A.8(b) hereof, the holder of each share of Initial Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Initial Preferred Stock shall be entitled to the number of votes per share of Initial Preferred Stock as equals the largest number of shares of Common Stock into which each share of Initial Preferred Stock may be converted pursuant to Section A.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Initial Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of lnitial Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Initial Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Initial Preferred Stock.

B. SERIES A PREFERRED STOCK

The second series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of One Million Five Hundred Thousand (1,500,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below.

1. Dividends.

The holders of Series A Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series A Preferred Stock had been converted into Common Stock in accordance with Section B.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

Upon the occurrence of a Liquidation Event, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series A Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series A Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of lnitial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of lnitial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the

provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series A Purchase Price" means $4.00 per share of Series A Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series A Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation. Merger. etc. Notwithstanding Section B.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section B.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Series A Shareholders") waive in writing the provisions of this Section B.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section B.2 shall not in any way limit the right of the holders of Series A Preferred Stock to elect to convert their shares of Series A Preferred Stock into shares of Common Stock in accordance with Section B.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series A Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series A Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series A Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section B.3(a). The shares of Series A Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series A Conversion Ratio"), such that the Series A Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible and the Series A Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series A Preferred Stock made in accordance with Section B.3(a) hereof, the holders of the Series A Preferred Stock making such election shall provide written notice of such conversion (the "Series A Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series A Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series A Preferred Stock"). On the date the Series A Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series A Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section B.3(a) hereof, and such number of shares of Common Stock into which the Elected Series A Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series A Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section B.3(c), in the event that the holders of shares of Series A Preferred Stock elect to convert such shares pursuant to Section B.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section B.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section B.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series A Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series A Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section B.3(a), and such number of shares of Common Stock into which the Series A Preferred Stock is converted shall be deemed to have been issued to the holders of Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series A Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions. Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification. Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section B.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section B.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section B.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series A Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series A Preferred Stock.

(d) Rounding. All calculations under this Section B.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series A Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series A Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series A Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events. Extraordinary Transactions. Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Series A Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series A Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series A Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section B.8(b) hereof, the holder of each share of Series A Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series A Preferred Stock shall be entitled to the number of votes per share of Series A Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series A Preferred Stock may be converted pursuant to Section B.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series A Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series A Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series A Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series A Preferred Stock.

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series A Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series A Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series A Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series A Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series A Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of$15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section B.10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section B.10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series A Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section 8.10 to effect the registration of any shares of Common Stock issuable upon conversion of Series A Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series A Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section B.10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

Indemnification. If any securities are included in a registration statement under this Section B.10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

C. SERIES B PREFERRED STOCK

The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Three Million (3,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

1. Dividends.

The holders of Series B Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series B Preferred Stock had been converted into Common Stock in accordance with Section C.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities," to be paid in full in cash with respect to each share of Series B Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series B Purchase Price." If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary the amount available for distribution among the holders of all outstanding Series B Preferred Stock is insufficient to permit the payment of the Series B Purchase Price to the holders of Series B Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Series B Preferred Stock ratably in proportion to the relative Series B Purchase Price of the Series B Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their

ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Series B Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in this Section C.2(a), any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section 8.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of lnitial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series B Purchase .Price" means the price per share paid by a holder of Series B Preferred Stock for such Series B Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series B Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation. Merger. etc. Notwithstanding Section C.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section C.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series B Preferred Stock (the "Requisite Series B Shareholders") waive in writing the provisions of this Section C.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section C.2 shall not in any way limit the right of the holders of Series B Preferred Stock to elect to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section C.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series B Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series B Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series B Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section C.3(a). The shares of Series B Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series B Conversion Ratio") such that the Series B Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series B Preferred Stock. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible and the Series B Conversion Ratio are subject to adjustment from time to time as hereafter provided,

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series B Preferred Stock made in accordance with Section C.3(a) hereof, the holders of the Series B Preferred Stock making such election shall provide written notice of such conversion (the "Series B Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series B Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series B Preferred Stock"). On the date the Series B Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series B Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section C.3(a) hereof, and such number of shares of Common Stock into which the Elected Series B Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series B Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series B Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section C.3(c), in the event that the holders of shares of Series B Preferred Stock elect to convert such shares pursuant to Section C.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section C.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section C.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series B Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series B Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section C.3(a), and such number of shares of Common Stock into which the Series B Preferred Stock is converted shall be deemed to have been issued to the holders of Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series B Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series B Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions. Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification. Exchange and Substitution. If the Common Stock issuable upon conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series B Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series B Preferred Stock into Common Stock. The provisions of this Section C.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section C.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series B Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Ratio pursuant to this Section C.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series B Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series B Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series B Preferred Stock.

(d) Rounding. All calculations under this Section C.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series B Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series B Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series B Preferred Stock in accordance with the provisions hereof.

7. Notice.

(d) Liquidation Events. Extraordinary Transactions. Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series B Preferred Stock at least ten (I 0) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(e) Waiver of Notice. The Requisite Series B Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series B Preferred Stock.

(f) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series B Preferred Stock.

8. Voting.

(c) Voting Generally. Except as otherwise required by law or provided in Section C.8(b) hereof, the holder of each share of Series B Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series B Preferred Stock shall be entitled to the number of votes per share of Series B Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series B Preferred Stock may be converted pursuant to Section C.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series B Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(d) Class Voting. The holders of Series B Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series B Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series B Preferred Stock.

9. Participation Rights. If the Company proposes to issue any New Issue Securities the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series B Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series B Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series B Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series B Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series B Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000, (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors, (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto), or (v) the issuance and sale by the Company of such number of shares that would grant the holder thereof after such issue, a 50% or greater voting interest in the Company on an as-converted basis.

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (I 0) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section C.9(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section C.9(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series B Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section C.9 to effect the registration of any shares of Common Stock issuable upon conversion of Series B Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series B Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section C.9 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section C.9:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

D. OTHER SERIES OF PREFERRED STOCK

1. General. Shares of Preferred Stock, in addition to Initial Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each such series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation. Voting Powers. Preferences. etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

E. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's capital stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's capital stock that are issued and outstanding having rights upon the occurrence of such an event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 555 Heritage Drive, Suite 1I5, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 1935 Commerce Lane, Suite I, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time as the Board of Directors may deem advisable and authorize by duly adopted resolutions and as are not inconsistent with this Amended and Restated Articles of Incorporation or the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

I, Raymond Johnson, the President of the Corporation, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the Act, do make this certificate, hereby declaring and certifying that this is my act and deed on behalf of the Corporation, and the facts herein stated are true, and accordingly hereunto set my hand this 4th day of February 2011.

Cytonics Corporation

/s/ Raymond Johnson

Raymond Johnson, President

Exhibit C

Bylaws

EX1A-2B BYLAWS 9 tm2014693d1_ex2-6.htm EXHIBIT 2.6

Exhibit 2.6

Exhibit C

AMENDED AND RESTATED

BYLAWS OF
CYTONICS CORPORATION

ARTICLE I
ARTICLES OF INCORPORATION AND PROVISIONS OF LAW

These Bylaws, the powers of the Corporation and of its directors and shareholders and all matters concerning the conduct and regulation of the business of the Corporation shall be subject to such provisions in regard thereto, if any, as are provided by law or set forth in the Articles of Incorporation. All references herein to the Articles of Incorporation shall be construed to mean the Articles of Incorporation of the Corporation as from time to time amended.

ARTICLE II
OFFICES

SECTION 2.01. Principal Office. The principal office of the Corporation shall be located in Jupiter, Florida, or such other place within or without the State of Florida as may be determined by the Board of Directors from time to time.

SECTION 2.02. Other Offices. The Corporation may also have an office or offices at such other place or places either within or without the State of Florida as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE III
MEETINGS OF SHAREHOLDERS

SECTION 3.0 I. Place of Meetings. All meetings of the shareholders of the Corporation shall be held at the principal office of the Corporation or at such other place, within or without the State of Florida, as shall be fixed by the Board of Directors and specified in the respective notices or waivers of notice of said meetings.

SECTION 3.02. Annual Meetings. The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may come before the meeting shall be held on the last Friday in December in each year, if not a legal holiday, and, if a legal holiday, then on the next succeeding business day not a legal holiday. If such annual meeting is omitted by oversight or otherwise on the day herein provided therefor, a special meeting may be held in place thereof, and any business transacted or elections held at such special meeting shall have the same effect as if transacted or held at the annual meeting. The purposes for which an annual meeting is to be held, in addition to those prescribed by law or these Bylaws, may be specified by a majority of the Board of Directors, the President or a shareholder or shareholders holding of record at least ten percent (10%) in voting power of the outstanding shares of the Corporation entitled to vote at such meeting.

SECTION 3.03. Special Meetings. A special meeting of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the President, by order of the Board of Directors or by a shareholder or shareholders holding of record at least twenty-five percent (25%) in voting power of the outstanding shares of the Corporation entitled to vote at such meeting.

SECTION 3.04. Notice of Meetings. Notice of each meeting of the shareholders shall be given to each shareholder of record entitled to vote at such meeting at least ten (10) days but not more than sixty (60) days before the day on which the meeting is to be held. Such notice shall be given by telephone or email or other form of electronic communication or by delivering a written or printed notice thereof personally or by mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid addressed to the shareholder at the address of such shareholder as it appears upon the stock record books of the Corporation, or at such other address as such shareholder shall have provided to the Corporation for such purpose. No publication of any notice of a meeting of shareholders shall be required. Every such notice shall state the time and place of the meeting, and. in case of a special meeting, shall state the purpose or purposes thereof. Notice of any meeting of shareholders shall not be required to be given to any shareholder who shall attend such meeting in person or by proxy or who shall waive notice thereof in the manner hereinafter provided. Notice of any adjourned meeting of the shareholders shall not be required to be given.

SECTION 3.05. Quorum. At each meeting of the shareholders, a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the shares so represented at such meeting, or, in the absence of all the shareholders entitled to vote, any officer entitled to preside or to act as secretary at such meeting, may adjourn the meeting from time to time without further notice. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The absence from any meeting of shareholders holding a sufficient number of shares required for action on any given matter shall not prevent action at such meeting upon any other matter or matters which properly come before the meeting, if shareholders holding a sufficient number of shares required for action on such other matter or matters shall be present. The shareholders present or represented at any duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 3.06 Voting. Each shareholder of the Corporation shall, whether the voting is by one or more classes voting separately or by two or more classes voting as one class, be entitled to one vote in person or by proxy for each share of the Corporation registered in the name of such shareholder on the books of the Corporation. The Corporation shall not vote directly or indirectly any shares held in its own name. Any vote of shares may be given by the shareholder entitled to vote such shares in person or by proxy appointed by an instrument in writing. At all meetings of the shareholders at which a quorum is present, all matters (except where other provision is made law or by these Bylaws) shall be decided by the affirmative vote of holders of a majority of the shares present in person or represented by proxy and entitled to vote thereat.

ARTICLE IV
BOARD OF DIRECTORS

SECTION 4.01. General Powers. The property, affairs and business of the Corporation shall be managed by the Board of Directors, and the Board shall have, and may exercise, all of the powers of the Corporation, except such as are conferred by these Bylaws upon the shareholders.

SECTION 4.02. Number, Term of Office, Qualifications, Power and Remuneration. (a) The number of directors to constitute the Board of Directors shall be such number, not less than three (3) nor more than nine (9), as shall be fixed from time to time by the shareholders at any annual meeting or at any special meeting called for the purpose or by Resolution of the Board of Directors by the affirmative vote of a majority of the Board of Directors. Not less than two (2) or not less than forty percent (40%), whichever is greater, of the total number of Directors shall be “independent” by virtue of having no management role within the Company and beneficially owning, or representing owners of, less than one percent (1%) of the common shares of the Company. For purposes of the Bylaws, the term “beneficially owning” means the right to vote or dispose of shares of the Company’s capital stock.

(b) The initial term of office of each Director shall be three (3) years. Thereafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered, or until his prior death, resignation or removal. At such time that the number of Directors reaches three (3) or more, the Directors may be named to classes whereby they shall serve staggered terms with approximately 1/3 of the Directors being elected at each annual meeting. Classification of Directors shall be at the discretion of the Board of Directors. Any Director may resign at any time upon written notice of such resignation to the Corporation.

(c) No Director need be a shareholder

(d) Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of classes of Directors are greater than or less than that of any other classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these By-laws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

(e) The Board of Directors may authorize and establish reasonable remuneration for the Independent Directors for their services to the Corporation as Directors. Directors who also are members of Management of the Company shall have their management role defined to include their duties as Director and will receive no additional compensation for fulfilling such duties. Directors who own, or represent owners of, greater than one percent (1%) of the shares of the Company will receive no compensation as a result of fulfilling their duties as Directors.

SECTION 4.03. Election of Directors. Subject to any provisions in the Articles of Incorporation providing for cumulative voting, at each meeting of the shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes shall be elected to be directors, and each shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, for as many nominees as the number of directors fixed as constituting the Board of Directors, or, if terms are staggered, for as many nominees as constitute the annual class of the Board of Directors, and to cast for each such nominee as many votes as the number of shares which such shareholder is entitled to vote, without the right to cumulate such votes.

SECTION 4.04 Quorum and Manner of Acting. A majority of the total number of directors at the time in office shall constitute a quorum for the transaction of business at any meeting and, except as otherwise provided by these Bylaws, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time without further notice until a quorum be had. The directors shall act only as a Board, and the individual directors shall have no power as such.

SECTION 4.05. Place of Meetings. The Board of Directors may hold its meetings at any place within or without the State of Florida as it may from time to time determine or shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 4.06. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers, and the transaction of other business, as soon as practicable after each annual election of directors on the same day and at the same place at which such election of directors was held. Notice of such meeting need not be given. Such meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or in a consent and waiver of notice thereof signed by all the directors.

SECTION 4.07. Regular Meetings. Regular meetings of the Board of Directors shall be held at such places and at such times as the Board shall from time to time by vote determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour; the next succeeding business day not a legal holiday. Notice of regular meetings need not be given.

SECTION 4.08. Special Meetings; Notice. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, by the President or by not less than twenty-five percent (25%) of the members of the Board of Directors. Notice of each such meeting shall be given by, or at the order of, the Secretary or the person calling the meeting to each director by email or by telephone or by mailing the same addressed to the director's residence or usual place of business, or personally by delivery or by email or by telephone, at least two (2) days before the day on which the meeting is to be held. Every such notice shall describe, if by telephone notice, or if in writing, state the time and place of the meeting but need not state the purpose thereof except as otherwise in these Bylaws expressly provided.

SECTION 4.09. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action

SECTION 4.10. Telephone Meetings. Meetings of the Board of Directors, regular or special, may be held by means of a telephone conference call and connection to such call shall constitute presence at such meeting.

SECTION 4.11. Removal of Directors. Any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of record of a majority of the issued and outstanding shares entitled to vote for the election of directors of the Corporation given at a special meeting of the shareholders called and held for the purpose.

SECTION 4.12. Resignation. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board or to the Secretary of the Corporation. The resignation of any director shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.13. Vacancies. Unless otherwise provided for by the Articles of Incorporation of the Corporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal or inability to act of any director, or other cause, shall be filled by an affirmative vote of a majority of the remaining directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Articles of Incorporation of the Corporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

ARTICLE V
WAIVER OF NOTICE: WRITTEN CONSENT

SECTION 5.01. Waiver of Notice. Notice of the time, place and purpose of any meeting of the shareholders, Board of Directors or Executive Committee may be waived in writing by any shareholder or director either before or after such meeting. Attendance in person, or in case of a meeting of the shareholders, by proxy, at a meeting of the shareholders, Board of Directors or Executive Committee shall be deemed to constitute a waiver of notice thereof.

SECTION 5.02. Written Consent of Shareholders. Unless otherwise restricted by the Articles of Incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting upon the written consent of less than all of the shareholders entitled to vote thereon, or their proxies, to the extent and in the manner permitted by Section 607.0704 of the Florida Business Corporation Act, as amended from time to time.

SECTION 5.03. Written Consent of Directors. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or Executive Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before or after such action by all of the directors, or all of the members of the Executive Committee, as the case may be. Such written consent shall be filed with the records of the Corporation.

ARTICLE VI
OFFICERS

SECTION 6.0 I. Number. The officers of the Corporation shall be a President, a Secretary, a Treasurer, and such other officers as the Board of Directors may from time to time appoint, including a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. One person may hold the offices and perform the duties of any two or more of said officers.

SECTION 6.02. Election, Qualifications and Term of Office. Each officer shall be elected annually by the Board of Directors, or from time to time to fill any vacancy, and shall hold office until a successor shall have been duly elected and qualified, or until the death, resignation or removal of such officer in the manner hereinafter provided.

SECTION 6.03. Removal. Any officer may be removed by the vote of a majority of the whole Board of Directors at a special meeting called for the purpose, whenever in the judgment of the Board of Directors the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the officer so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 6.04. Resignation. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6.05. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

SECTION 6.06. Chairman of the Board. The Chairman of the Board shall be a director and shall preside at all meetings of the Board of Directors and shareholders. Subject to determination by the Board of Directors, the Chairman shall have general executive powers and such specific powers and duties as from time to time may be conferred or assigned by the Board of Directors.

SECTION 6.07. The Chief Executive Officer. The Chief Executive Officer shall be the Chief Executive Officer of the Corporation and shall have general authority over anddirection of the business and affairs of the Corporation, subject to the authority of the Board of Directors, and shall have such other powers and perform such other duties as the Board of Directors shall prescribe or as may be provided by applicable law or elsewhere in these bylaws. The Chairman or the President may also be designated Chief Executive Officer.

SECTION 6.08. The President. The President shall have general responsibility for the operations and affairs of the Corporation. In addition, the President shall perform such other duties and have such other responsibilities as the Board of Directors may from time to time determine. In the absence of the Chairman of the Board, the President shall preside at all meetings of the shareholders.

SECTION 6.09. The Vice Presidents. The Vice President, or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

SECTION 6.10. The Secretary. The Secretary shall record or cause to be recorded in books provided for the purpose all the proceedings of the meetings of the Corporation, including the shareholders, the Board of Directors, Executive Committee and all committees of which a secretary shall not have been appointed; shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the records (other than financial) and of the seal of the Corporation; and in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned by the Board of Directors or the President.

SECTION 6.11. The Assistant Secretaries. At the request, or in absence or disability, of the Secretary, the Assistant Secretary designated by the Secretary or the Board of Directors shall perform all the duties of the Secretary and, when so acting, shall have all the powers of the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them by the Board of Directors, the President or the Secretary.

SECTION 6.12. The Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all such funds to the credit of the Corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of these Bylaws; disburse the funds of the Corporation under the general control of the Board of Directors, based upon proper vouchers for such disbursements; receive, and give receipts for, moneys due and payable to the corporation from any source whatsoever, render a statement of the condition of the finances of the Corporation at all regular meetings of the Board of Directors, and a full financial report at the annual meeting of the shareholders, if called upon to do so; and render such further statements to the Board of Directors and the President as they may respectively require concerning all transactions as Treasurer or the financial condition of the Corporation. The Treasurer shall also have charge of the books and records of account of the Corporation, which shall be kept at such office or offices of the Corporation as the Board of Directors shall from time to time designate; be responsible for the keeping of correct and adequate records of the assets, liabilities, business and transactions of the Corporation; at all reasonable times exhibit the books and records of account to any of the directors of the Corporation upon application at the office of the Corporation where such books and records are kept; be responsible for the

preparation and filing of all reports and returns relating to or based upon the books and records of the Corporation kept under the direction of the Treasurer; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the Board of Directors or the President.

SECTION 6.13. The Assistant Treasurers. At the request, or in the absence or disability, of the Treasurer, the Assistant Treasurer designated by the Treasurer or the Board of Directors shall perform all the duties of the Treasurer, and when so acting, shall have all the powers of the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned to them by the Board of Directors, the President, or the Treasurer.

SECTION 6.14. General Powers. Each officer shall, subject to these Bylaws, have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to the respective office, and such duties and powers as the Board of Directors shall from time to time designate.

SECTION 6.15. Bonding. Any officer, employee, agent or factor shall give such bond with such surety or sureties for the faithful performance of his or her duties as the Board of Directors may, from time to time, require.

ARTICLE Vll
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Each person who at any time is, or shall have been, a director or officer of the Corporation. and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is, or was, a director, officer, employee or agent of the Corporation, or is or has served at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding to the full extent permitted under Section 607.0850 of the Florida Business Corporation Act, as from time to time amended. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such director, officer, employee, or agent may be entitled, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE VIII
EXECUTION OF DOCUMENTS

SECTION 8.01. Contract, etc., How Executed. Unless the Board of Directors shall otherwise determine, the (i) Chairman of the Board, President, any Vice President or the Treasurer and (ii) any other officer of the Corporation, acting jointly, may enter into any contract or execute any contract or other instrument, the execution of which is not otherwise specifically provided for, in the name and on behalf of the Corporation. The Board of Directors, except as in these Bylaws otherwise provided, may authorize any other or additional officer or officers, agent or agents, of the Corporation to enter into any contract or execute and deliver

any contract or other instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless authorized so to do by these Bylaws or by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement, or to pledge its credit, or to render it liable pecuniarily for any purpose or to any amount.

SECTION 8.02. Checks, Drafts, etc. All checks, drafts, bills of exchange or other orders for the payment of money, obligations, notes, or other evidences of indebtedness, bills of lading, warehouse receipts and insurance certificates of the Corporation, shall be signed or endorsed by such officer or officers, employee or employees, of the Corporation as shall from time to time be determined by resolution of the Board of Directors.

ARTICLE IX
BOOKS AND RECORDS

SECTION 9.01. Place. The books and records of the Corporation, including the stock record books, shall be kept at such places within or without the State of Florida, as may from time to time be determined by the Board of Directors.

SECTION 9.02. Addresses of Shareholders. Each shareholder shall designate to the Secretary of the Corporation an address at which notices of meetings and all other corporate notices may be served upon or mailed, and if any shareholder shall fail to designate such address, corporate notices may be served by mail directed to the shareholder's last known post office address, or by transmitting a notice thereof to such address by email or by telephone.

ARTICLE X
SHARES AND THEIR TRANSFER

SECTION 10.01. Certificates for Shares. The Board of Directors may authorize the issue of some or all shares of any of its classes or series without certificates. In every such instance, a written statement of the information required on certificates by Section 607.0625(2) and (3) and, if applicable, Section 607.0627 of the Florida Business Corporation Act shall be sent by the Corporation to the shareholder within a reasonable time after the issue or transfer of such shares without certificates. If the Board of Directors authorizes shares to be represented by certificates, every owner of shares of the Corporation shall be entitled to have a certificate certifying the number of shares owned by such owner in the Corporation and designating the class of shares to which such shares belong, which shall otherwise be in such form, in conformity to law, as the Board of Directors shall prescribe. Each such certificate shall be signed by the Chairman of the Board or the President or any Vice President and the Secretary or any Assistant Secretary or as otherwise designated by the Board of Directors.

SECTION 10.02. Record. A record shall be kept of the name of the person, firm or corporation owning the shares of the Corporation issued, the number of shares represented by each certificate, and the date thereof, and, in the case of cancellation, the date of cancellation. The person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 10.03. Transfer of Shares. Transfers of shares of the Corporation represented by a certificate shall be made only on the books of the Corporation by the registered holder thereof, or by such holder's attorney thereunto authorized, and on the surrender of the certificate or certificates for such shares properly endorsed or accompanied by a properly executed stock power.

SECTION 10.04. Closing of Transfer Books: Record Dates. Insofar as permitted by law, the Board of Directors may direct that the stock transfer books of the Corporation be closed for a period not exceeding seventy (70) days preceding the date of any meeting of shareholders or the date for the payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of shares of the Corporation shall go into effect, or for a period not exceeding seventy (70) days in connection with obtaining the consent of shareholders for any purpose; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may, insofar as permitted by law, fix in advance a date, not exceeding seventy (70) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares of the Corporation shall go into effect, or a date in connection with obtaining such consent, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting or any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any change, conversion or exchange of shares of the Corporation, or to give such consent, and in each such case shareholders and only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights or to give such consent, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any such record date fixed as aforesaid.

SECTION 10.05. Lost, Destroyed or Mutilated Certificates. In case of the alleged loss or destruction or the mutilation of a certificate representing shares of the Corporation, a new certificate may be issued in place thereof, in the manner and upon such terms as the Board of Directors may prescribe.

ARTICLE XI
SEAL

The Board of Directors may provide for a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and the state and year of incorporation.

ARTICLE XII
FISCAL YEAR

Except as from time to time otherwise provided by the Board of Directors, the fiscal year of the Corporation shall be the year or other fiscal period ending on the last day of December of each year.

ARTICLE XIII
AMENDMENTS

Except as provided otherwise herein, all Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be adopted either by the vote of a majority of the

outstanding shares of the Corporation entitled to vote in respect thereof, or by the vote of the Board of Directors, provided that in each case notice of the proposed alteration or repeal or of the proposed new Bylaws be included in the notice of the meeting at which such alteration, repeal or adoption is acted upon, and provided further that any such action by the Board of Directors may be changed by the shareholders, except that no such change shall affect the validity of any actions theretofore taken pursuant to the Bylaws as altered, repealed or adopted by the Board of Directors.

If authorized by the Articles of Incorporation, the adoption or amendment of a bylaw that adds, changes or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater. A bylaw that fixes a greater quorum or voting requirement for shareholders may not be adopted, amended or repealed by the Board of Directors.

Action by the Board of Directors to adopt or amend a bylaw that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

APPROVED AND ADOPTED on January 1, 2007

AMENDED BY THE BOARD OF DIRECTORS ON December 18, 2017

SEAL

/s/ Gaetano Scuderi, M.D.
Secretary

Exhibit D

Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

SUBSCRIPTION AGREEMENT

To: Cytonics Corporation
658 West Indiantown Road, Suite 214
Jupiter, FL 33458

Ladies and Gentlemen:

The investor executing this Subscription Agreement ("**Investor**") hereby subscribes for the number and dollar amount of shares of common stock ("**Shares**"), of Cytonics Corporation, a Florida corporation (the "**Company**"), as indicated in the Investor Information (below defined).

WHEREAS, the Company is offering up to 1,207,729 Shares at a price of $4.00 per Share plus a processing fee of 3.5% of the purchase price of the Shares ("**Investor Processing Fee**"), pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). The purchase price of the Shares subscribed for by the Investor plus the Investor Processing Fee is referred to herein as the "**Subscription Amount**."

NOW, THEREFORE, it is agreed as follows:

1. Investor understands and agrees that this Subscription Agreement ("**Agreement**") is comprised of the below terms and schedules, as well as the information Investor provides via the Company's investment portal at www.invest.cytonics.com ("**Company Site**") relating to its purchase of Shares pursuant to this Agreement, which may include, but not be limited to, Investor's identity and personal information, contact information, signature and the amount of Shares being purchased by Investor (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Site.

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. The Shares will be held by the Investor as indicated within the Investor Information (e.g., individual, corporation, custodial account, community property, etc.).

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Shares to such other Investors. The sale of Shares to such other Investors and this sale of the Shares shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator. By submitting this payment, Investor hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Investor understands this investment is subject to the terms of the offering and its associated rules and investor protections. Investor understands it is not a purchase of goods or services. Investor acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. Investor confirms that he/she/it has reviewed all offering documents and agrees not to dispute the charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

E. Investor understands and agrees that the Company must raise at least $10,000 ("**Target Offering Amount**"), inclusive of the Investor Processing Fee, by February 24, 2027 ("**Offering Deadline**") in order to conduct an initial closing of investor funds. If the Company does not raise the Target Offering Amount by the Offering Deadline, no Shares will be sold, Investor's investment commitments will be canceled, and all committed funds will be returned to Investor without interest or deduction. Investor is prepared and agrees to have Investor's Subscription Amount held with the Escrow Facilitator until there is a closing as contemplated in the Offering Statement or the Offering Deadline, whichever occurs first, and that Investor will not be entitled to interest or profits relating to such Subscription Amount.

F. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the Target Offering Amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon Investor's Closing Date and the Investor will receive Shares in exchange for his or her or its investment. Shares will be issued in book entry form.

G. Investor understands and agrees that no Shares will be issued in exchange for the Investor Processing Fee. The Investor Processing Fee will be rounded to the nearest whole cent.

H. Investor has received and reviewed this Subscription Agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Investor to make an investment decision.

I. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates will receive in connection with the sale of Shares in the Regulation CF offering and the manner in which it is received.

J. Investor acknowledges that Investor has read the educational materials on the Company Site, and has been informed of Investor's right to cancel this subscription up to 48-hours prior to Investors' Closing Date; however, once the Subscription Agreement is accepted by the Company after such time, there is no cancelation right;

L. Investor acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer;

M. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under Rule 501 of the Securities Act; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent: i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000. ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth. iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows:

A. The information provided by the Investor to the Company via this Subscription Agreement and the Investor Information is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 21 years of age, and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth in the Investor Information.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use

of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Shares. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing members, managers, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that: (i) the Shares are a speculative investment and involve a substantial degree of risk; (ii) the Company does not have a significant financial or operating history; (iii) the Shares are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and (iv) any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor represents and warrants that (i) the Shares are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Shares are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

K. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company. Investor acknowledges that neither the Company nor any of its affiliates shall be deemed a 'fiduciary' with respect to the Investor's investment pursuant to ERISA or other applicable law, and the Investor has made an independent determination that the investment is prudent and appropriate for the Retirement Trust.

L. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

M. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

N. Investor acknowledges and agrees that the Company may issue Bonus Shares to investors who purchase at least $1,500 in Shares as detailed in the Offering Statement and that such issuances of Bonus Shares may result in dilution of the Investor's interests in the Company.

O. Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all the risk factors relating to the purchase of Shares. Investor further understands and agrees that the Shares may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Investor acknowledges and agrees that the Shares are subject to transfer restrictions under 17 C.F.R. § 227.501(a) and may not be resold for a period of one year from the date of purchase, except in certain limited circumstances. This provision will survive closing or termination of this Subscription Agreement.

P. Investor represents and warrants that the Investor is either:(i) purchasing the Shares with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (A) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (B) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; account);(c) a plan that is subject to Section 4975 of the Code (including an individual retirement account); (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (A) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (B) is subject to Title I of ERISA, Section 4975 of the Code or both; or (ii) not purchasing the Shares with funds that constitute the assets of any of the entities or plans described in this Section 4(m)(1).

5. It is understood that this subscription may be canceled by the Investor only in accordance with Regulation CF and the procedures disclosed in the Offering Statement and is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(G) hereof, which shall remain in force and effect.

6. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Florida and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

8. By executing this Subscription Agreement, the Investor hereby irrevocably appoints the Company's President, and his designees, as the Investor's true and lawful proxy, with full power of substitution, to attend all meetings of the shareholders of the Company and vote all of the Investor's Shares of the Company, in any and all matters brought to a vote of the shareholders, in the sole discretion of the proxyholder. This Proxy is irrevocable and coupled with an interest and shall remain in effect for as long as the Investor holds the Shares. This Proxy is granted as an inducement for the Company to permit the Investor to subscribe for and purchase the Shares, and shall survive the transfer or disposition of any Shares held by the Investor. The Investor agrees that this Proxy shall not be affected by the disability, incompetency, or incapacity of the Investor and will be binding upon the Investor's heirs, successors, and assigns.

9. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

10. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement, including the Investor Information, constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices, and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record- keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth in the Investor Information with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER**.

i. IMPORTANT NOTICE; AGREEMENT TO ARBITRATE; WAIVER OF JURY TRIAL AND CLASS ACTION. IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION (THIS “ARBITRATION PROVISION”) CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPANY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION AS PROVIDED BELOW, YOU AND THE COMPANY AGREE TO RESOLVE SUCH DISPUTE THROUGH BINDING ARBITRATION, RATHER THAN THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS, COLLECTIVE, OR REPRESENTATIVE ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND THE RIGHT TO PARTICIPATE IN ANY CLASS, COLLECTIVE, OR REPRESENTATIVE PROCEEDING. NOTHING IN THIS ARBITRATION PROVISION IS INTENDED TO, NOR SHALL IT, BE DEEMED A WAIVER OF COMPLIANCE WITH THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934, OR THE RULES AND REGULATIONS PROMULGATED THEREUNDER, INCLUDING THE JURISDICTIONAL, REMEDIAL, AND ENFORCEMENT PROVISIONS OF SUCH LAWS

ii. “**Claim**” means any dispute, claim, or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing, whether based in contract, statute, regulation, tort (including fraud or misrepresentation), equity, or otherwise. Claims include, without limitation, claims for breach of contract, fraud, misrepresentation, express or implied warranty, and claims for equitable, injunctive, or declaratory relief. Claims include matters asserted as initial claims, counterclaims, cross-claims, third-party claims, or otherwise, and include claims brought by or against a party’s assigns, heirs, successors, or beneficiaries.

iii. If a Claim arises and cannot be resolved through good-faith direct discussions, the parties agree that mediation administered by the American Arbitration Association (“**AAA**”) under its Commercial Mediation Procedures shall be a condition precedent to the initiation of arbitration. If the Claim is not resolved through mediation within sixty (60) days after a written request for mediation is delivered (unless the parties agree otherwise), either party may

proceed to arbitration pursuant to this Arbitration Provision.

iv. Any Claim not resolved through mediation shall be resolved by binding arbitration as the sole and exclusive forum for resolution of such Claim between you and the Company, except as expressly provided by applicable law. Arbitration shall be administered by the AAA in accordance with its Commercial Arbitration Rules then in effect, except as modified by this Arbitration Provision. The arbitration shall be governed by the substantive laws of the State of Florida, without regard to its conflict-of-laws principles, and by the Federal Arbitration Act ("FAA"). The arbitration shall take place in the county and state where the Company's principal office is located, unless the parties agree to a different location. Each party shall, upon written request, promptly produce to the other party all non-privileged documents reasonably relevant to the Claim. The arbitrator may permit additional discovery upon a showing of good cause, consistent with the AAA Rules and the objective of efficient and cost-effective resolution. The arbitration proceedings, including the existence, content, and results thereof, shall be confidential, except to the extent disclosure is required by law, regulation, court order, governmental or regulatory authority (including the SEC), for purposes of enforcing or challenging an arbitration award, or for lawful whistleblower or regulatory reporting activities..

v. Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

vi. If the amount in controversy exceeds Five Thousand Dollars ($5,000), any party may appeal the final arbitration award to a panel of three arbitrators by submitting written notice to the AAA within thirty (30) days of the award. Any opposing party may submit a cross-appeal within thirty (30) days after notice of appeal. The appellate panel shall conduct a de novo review of the record and may issue a new award without deference to the initial arbitrator's findings of fact or conclusions of law. The costs and conduct of any appeal shall be governed by this Arbitration Provision and the AAA's rules. Any award not timely appealed, and any award issued by the appellate panel, shall be final and binding, subject only to the limited review permitted under the FAA, and may be entered as a judgment in any court of competent jurisdiction.

vii. The parties agree that this Arbitration Provision evidences a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator shall have exclusive authority to resolve disputes regarding the interpretation, applicability, enforceability, or formation of this Arbitration Provision, except as expressly prohibited by applicable law.

The arbitrator may award any relief permitted by applicable Florida law and federal law, subject to the limitations set forth in this Agreement, and shall apply applicable statutes of limitation. The arbitrator shall not be bound by judicial rules of procedure or evidence.

viii. YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING A WRITTEN NOTICE TO THE COMPANY WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS AGREEMENT. The opt-out notice must clearly state your intent to opt out of arbitration, identify the agreement to which it applies, and include your name, address, and signature. The notice may be delivered by U.S. mail, recognized overnight courier, or electronic mail to the address specified in this Agreement, provided it is sent within the thirty (30)-day period. If you timely opt out, neither you nor the Company will be bound by this Arbitration Provision.

ix. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

x. This Arbitration Provision shall survive the termination, suspension, amendment, or expiration of this Agreement; the termination of the parties' relationship; any bankruptcy or insolvency of any party; and any transfer of Shares. If any provision of this Arbitration Provision, other than the class and representative action waiver, is held invalid or unenforceable under applicable law consistent with the FAA, such provision shall be severed, and the remainder shall remain in full force and effect. If the class or representative action waiver is held invalid or unenforceable, this entire Arbitration Provision shall be null and void.

.

[**EXECUTION PAGE FOLLOWS**]

Cytonics Corporation

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Cytonics Corporation by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

<u>(Offline Investor)</u>
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>TYPE OF OWNERSHIP:</u>

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Cytonics Corporation

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Cytonics Corporation (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Common Stock	Issuer: Cytonics Corporation (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Cytonics Corporation** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Cytonics Corporation's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Cytonics Corporation’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Cytonics Corporation** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Exhibit E

Audited Financial Statements

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss of $8,585,155 and net cash used in operations of $3,663,620 for the year ended December 31, 2025. The Company also had an accumulated deficit as of December 31, 2025 of $37,811,117. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

SALBERG & COMPANY, P.A.
We have served as the Company’s auditor since 2023.
Boca Raton, Florida
April 27, 2026

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash	$ 2,147,326	$ 2,432,955
Accounts receivable (net of allowance for credit losses of $0)	50,000	50,000
Prepaid expenses and other current assets	14,988	61,222
Total current assets	2,212,314	2,544,177
Deferred offering costs	-	29,002
Deposit	200,396	204,754
Total assets	$ 2,412,710	$ 2,777,933
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 466,461	$ 198,825
Accounts payable and accrued expenses - related parties	-	62,312
Total current liabilities	466,461	261,137
Commitments and contingencies - See Note 6		
Stockholders' equity:		
Preferred Stock, $0.001 par value; 20,000,000 shares authorized		
Convertible Initial Preferred Stock, $0.001 par value; 150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated; 576,190 shares issued and outstanding	576	576
Convertible Series B Preferred Stock, $0.001 par value; 6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated; 8,399,558 shares issued and outstanding	8,400	8,400
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 13,977,963 and 11,589,652 shares issued and outstanding, respectively	13,977	11,589
Additional paid-in capital	40,072,982	31,726,570
Subscriptions receivable	(343,943)	-
Accumulated other comprehensive income (loss)	2,649	(7,102)
Accumulated deficit	(37,811,117)	(29,225,962)
Total stockholders' equity	1,946,249	2,516,796
Total liabilities and stockholders' equity	$ 2,412,710	$ 2,777,933

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31, 2025	2024
Revenues:		
License and royalty revenues	$ 260,000	$ 306,669
Total revenues	260,000	306,669
Operating expenses:		
Research and development expense	2,772,900	2,659,416
Less: Research and development credit	(479,543)	(293,488)
Net research and development expense	2,293,357	2,365,928
Payroll expense	460,345	402,916
Selling, general and administrative expenses	5,163,441	1,393,091
Professional fees	957,701	506,987
Total operating expenses	8,874,844	4,668,922
Loss from operations	(8,614,844)	(4,362,253)
Other income (expense):		
Interest income	29,689	32,154
Interest (expense)	-	(196,822)
Total other income (expense), net	29,689	(164,668)
Net loss before income taxes	(8,585,155)	(4,526,921)
Tax benefit	-	-
Net loss	$ (8,585,155)	$ (4,526,921)
Other comprehensive income (loss):		
Foreign currency translation adjustment	9,751	(26,333)
Comprehensive loss	$ (8,575,404)	$ (4,553,254)
Net loss per share:		
Basic and diluted	$ (0.67)	$ (0.41)
Weighted average number of common shares outstanding:		
Basic and diluted	12,769,414	11,050,362

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance - December 31, 2023	150,000	$ 150	563,690	$ 564	2,574,865	$ 2,575	5,439,376	$ 5,440	10,241,391	$ 10,241	$ 25,219,205	$ -	$ 19,231	$ (24,699,041)	$ 558,365
Reissuance of shares previously canceled in 2023	-	-	12,500	12	-	-	-	-	25,000	25	(37)	-	-	-	-
Common shares issued for services rendered	-	-	-	-	-	-	-	-	18,913	19	19,445	-	-	-	19,464
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	2,751,760	2,752	-	-	3,375,042	-	-	-	3,377,794
Debt discount for common stock options issued with convertible notes	-	-	-	-	-	-	-	-	-	-	28,876	-	-	-	28,876
Common shares and options issued for cash	-	-	-	-	-	-	-	-	1,304,348	1,304	1,498,696	-	-	-	1,500,000
Issuance of preferred shares upon conversion of convertible notes and accrued interest	-	-	-	-	-	-	208,422	208	-	-	383,292	-	-	-	383,500
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	1,202,051	-	-	-	1,202,051
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	-	-	-	(26,333)	-	(26,333)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,526,921)	(4,526,921)
Balance - December 31, 2024	150,000	150	576,190	576	2,574,865	2,575	8,399,558	8,400	11,589,652	11,589	31,726,570	-	(7,102)	(29,225,962)	2,516,796
Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	2,308,311	2,308	3,549,875	(343,943)	-	-	3,208,240
Deferred offering costs recognized in equity	-	-	-	-	-	-	-	-	-	-	(29,002)	-	-	-	(29,002)
Issuance of common shares for stock options exercised for cash	-	-	-	-	-	-	-	-	80,000	80	159,920	-	-	-	160,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	4,665,619	-	-	-	4,665,619
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	-	9,751	-	9,751
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,585,155)	(8,585,155)
Balance - December 31, 2025	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	8,399,558	$ 8,400	13,977,963	$ 13,977	$ 40,072,982	$ (343,943)	$ 2,649	$ (37,811,117)	$ 1,946,249

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2025	2024
Cash Flows From Operating Activities:		
Net loss	$ (8,585,155)	$ (4,526,921)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for credit losses	-	78,049
Amortization of debt discount	-	97,557
Stock-based compensation	4,665,619	1,221,515
Changes in operating assets and liabilities:		
Accounts receivable	-	68,142
Prepaid expenses and other current assets	46,234	(34,690)
Deposit	4,358	(223)
Accounts payable and accrued expenses	205,324	54,134
Net cash used in operating activities	(3,663,620)	(3,042,437)
Cash Flows From Financing Activities:		
Proceeds from issuance of common shares and options, net of offering costs	3,208,240	1,500,000
Proceeds from exercise of stock options	160,000	-
Deferred offering costs	-	(29,002)
Proceeds from issuance of preferred shares, net of offering costs	-	3,377,794
Proceeds from issuance of convertible notes	-	100,000
Repayments of convertible notes	-	(50,000)
Net cash provided by financing activities	3,368,240	4,898,792
Effect of exchange rate changes on cash	9,751	(26,333)
Net increase (decrease) in cash	(285,629)	1,830,022
Cash at beginning of year	2,432,955	602,933
Cash at end of year	$ 2,147,326	$ 2,432,955
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ 15,000
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Deferred offering costs recognized in equity	$ 29,002	$ -
Issuance of preferred shares upon conversion of convertible notes and accrued interest	$ -	$ 383,500
Issuance of stock options with debt	$ -	$ 28,876

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2 GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,179,238, net of direct offering costs, from the sale of common shares and stock options and $160,000 from the exercise of stock options.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2025 and 2024, the Company recorded a net foreign currency transaction loss of $(61) and $(9), respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the allowance for credit losses, fair value of stock-based compensation, the fair value of stock options issued with convertible notes and notes payable and the valuation allowance on net deferred tax assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2025 and 2024.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Reclassifications

Certain amounts in the accompanying 2024 financial statements have been reclassified to conform to the 2025 presentation. These reclassifications had no effect on reported losses. In particular, stock-based compensation of $1,202,051 has been reclassified from Professional fees to Selling, general and administrative expenses.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2025 and 2024 no allowance for credit losses relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2025 and 2024, the Company was owed $727 and $53,127, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company historically included costs related to patents as intangible assets on its consolidated balance sheet. The costs of patents was capitalized and amortized over the life of the patents. In 2022, an impairment was recognized for all outstanding patents due to lack of evidence of recoverability. Prospectively, all costs related to patents are expensed as they are incurred.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment

due January 1, 2025, which resulted in the recognition of a provision for credit losses for the long-term accounts receivable, which was recorded at its present value amount of $78,049, and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss for the year ended December 31, 2024. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

As of December 31, 2025 and 2024, the remaining nonrefundable fee due from the customer was $0.

During the years ended December 31, 2025 and 2024, the Company recognized revenue from license fees and MGRs of $260,000 and $306,669, respectively, which is presented on the statement of operations as license and royalty revenues.

	For the Years Ended December 31,	
	2025	**2024**
APIC[1] and VET[2] Royalties	$ 260,000	$ 306,669
Licensing Revenue	-	-
Total Revenue	$ 260,000	$ 306,669

[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involve costs associated with (i) entering R&D collaboration agreements with third-party contractors to manufacture and develop CYT-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third-party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, *"Research and Development-Overall,"* research and development costs are expensed when incurred. Total research and development costs for the year ended December 31, 2025 and 2024 were $2,293,357 (net of a tax credit of $479,543 – see below) and $2,365,928 (net of a tax credit of $293,488 – see below), of which $429,260 and $1,231,357, respectively, was incurred by the Australian subsidiary.

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive ("RDTI") Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company's net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount

when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

During the year ended December 31, 2025 and 2024, the Company applied for, and received from the Australian Taxation Office, a research and development tax credit in the amount of $479,543 and $293,488, respectively, which is reflected as a reduction in research and development expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2025	2024
Options	9,711,135	7,762,401
Convertible preferred shares	15,061,668	15,061,668
Total potentially dilutive shares	24,772,803	22,824,069

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2025 and 2024, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – "Segment Reporting", the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and

reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires enhanced disclosures about significant segment expenses and other segment items. The Company adopted ASU 2023-07 effective January 1, 2025. The adoption did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances annual income tax disclosure requirements, including additional disaggregation in the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company adopted ASU 2023-09 effective January 1, 2024 and applied the guidance retrospectively to the periods presented. The adoption did not have a material impact on the Company's recognition or measurement of income taxes, but it resulted in expanded income tax disclosures in the notes to the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)", which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04, "Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer". This update clarifies the accounting for share-based consideration payable to a customer in conjunction with revenue-generating transactions. The amendments revise the definition of a performance condition to include conditions based on a customer's purchases of goods or services, eliminate the policy election to account for forfeitures as they occur for such awards, and clarify that the variable consideration constraint guidance in Topic 606 does not apply to share-based consideration payable to a customer. The amendments in ASU 2025-04 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2026, with early adoption permitted. The Company does not currently issue, and has not historically issued, share-based consideration to customers. Accordingly, the Company does not expect the adoption of ASU 2025-04 to have a material impact on its consolidated financial statements or related disclosures.

In July 2025, the FASB issued Accounting Standards Update No. 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". This update provides targeted improvements to the current expected credit loss ("CECL") model by introducing a practical expedient that allows entities to assume that current conditions as of the balance sheet date remain unchanged when estimating expected credit losses for certain current accounts receivable and contract assets. The amendments are intended to reduce the cost and complexity associated with applying CECL to short-term receivables arising from revenue transactions. The amendments in ASU 2025-05 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2025, with early adoption permitted, and are to be applied prospectively. The Company is currently evaluating the impact of this guidance; however, based on the nature of its accounts receivable, the Company does not expect the adoption of ASU 2025-05 to have a material impact on its consolidated financial statements or related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). Accordingly, the Company provided Southern Star with a deposit of $200,396 and $204,754, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2025 and 2024, respectively. The research and development services were completed in 2026, at which time the remaining invoiced amounts due under the statement of work were deducted from the deposit, and the remainder of the deposit was returned to the Company.

NOTE 5 — CONVERTIBLE NOTES PAYABLE

2023 Notes

During October 31, 2023 through December 21, 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

2024 Note

On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, debt discount of $28,876 was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock (See Note 7).

During the year ended December 31, 2025 and 2024, the Company amortized $0 and $97,557 of debt discount to interest expense, and recognized $0 and $99,265 of interest expense, respectively, in the statements of operations. As of December 31, 2025 and 2024, the carrying value of the convertible notes was $0, net of unamortized debt discount of $0.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2025, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations and there are no proceedings in which any of the Company's directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company's interest.

NOTE 7 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

In January 2024, the Company reissued 25,000 shares of Common Stock that had been previously canceled in 2023.

On May 28, 2024, the Company entered into a letter of intent to sell 1,304,348 shares of Common Stock and 1,500,000 five-year stock options to purchase shares of Common Stock at $1.15 per share in exchange for a subscription receivable of $1,500,000, which was received on July 19, 2024.

In June 2024, 18,913 shares of Common Stock, having a fair value of $19,464, were issued to a consultant for services rendered.

On March 27, 2025, the Company initiated a Common Stock Offering (the "2025 Offering") which resulted in gross proceeds of $6,221,153. The Company sold 2,308,311 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on a predetermined schedule of the amount and timing of shares purchased, and options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that are fully vested on issuance and are exercisable over five years. The 2025 Offering generated $3,179,238 of proceeds (net of subscriptions receivable of $343,943), net of $554,377 for directly attributable brokerage costs and $2,143,595 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

In November and December 2025, holders of stock options exercised stock options to purchase an aggregate of 80,000 common shares of the Company resulting in the Company receiving aggregate proceeds of $160,000.

On December 31, 2025, and 2024, the Company had 13,977,963 and 11,589,652 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2025, and 2024, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of December 31, 2025, and 2024, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2025 and 2024, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the "1st 2024 Offering") which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company's outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the "2nd 2024 Offering") which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

As of December 31, 2025 and 2024, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and

privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 in aggregate as of December 31, 2025 and 2024). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, or a total of $1,324,077, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a modification of the canceled options and, accordingly, the associated expense recognized is the excess of $1,120,519 of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over five years (see Note 7 – "Common Stock").

In June 2025, the Company granted options to directors to purchase an aggregate of 220,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, all of which are exercisable over ten years.

In June 2025, the Company granted options to a consultant to purchase an aggregate of 730,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, which are exercisable over ten years.

In December 2025, the Company granted options to directors and officers to purchase an aggregate of 890,453 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option, of which 600,000 vested immediately and 290,453 vest quarterly over two years, all of which are exercisable over ten years.

In December 2025, the Company granted options to consultants to purchase an aggregate of 75,781 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option that vested immediately, which are exercisable over ten years.

On December 31, 2025, the Company had options outstanding to purchase 9,711,135 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2025	**2024**
Expected Volatility	101.3%	62.6% - 103.7%
Expected Term	10 years	1.5 - 5 years
Risk-Free Rate	4.18% - 4.24%	3.86% - 4.79%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value
Outstanding, December 31, 2023	4,407,076	$ 1.28		
Granted	4,718,125	$ 1.35		
Exercised	-	-		
Forfeited/Expired	(1,362,800)	$ 1.82		
Outstanding, December 31, 2024	7,762,401	$ 1.23		
Granted	2,431,234	$ 3.00		
Exercised	(80,000)	$ 2.00		
Forfeited/Expired	(402,500)	$ 1.95		
Outstanding, December 31, 2025	9,711,135	$ 1.63	5.8	$ 13,166,715
Exercisable, December 31, 2025	8,498,383	$ 1.63	5.9	$ 11,528,966

The aggregate intrinsic value of outstanding stock options was $13,166,715, based on options with an exercise price less than the fair value of the Company's common stock price of $3.00 per share as of December 31, 2025, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2025 and 2024 was $4,665,619 and $1,202,051, respectively. As of December 31, 2025, the Company had $1,382,948 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 1.29 years.

NOTE 8 — INCOME TAXES

The Company's pre-tax net (loss) for the years ended December 31, 2025 and 2024 was ($8,585,155) and ($4,526,921) respectively.

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the year ended December 31, 2025, the Company increased its valuation allowance by $2,016,124, consisting of $1,670,491 related to Federal deferred tax assets and $345,633 related to State deferred tax assets. For the year ended December 31, 2024 the Company increased its valuation allowance by $1,126,066, consisting of $932,623 related to Federal deferred tax assets and $193,443 related to State deferred tax assets. This total increase in the valuation allowance is reflected in the effective tax rate reconciliation within both the "Changes in valuation allowances" category, which includes the Federal portion of the change and the "State taxes (Florida), net of federal effect" category, which includes the State portion of the change.

The Company's provision (benefit) for income taxes consists of the following:

	For the Years Ended December 31,	
	2025	2024
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	1,670,491	932,623
State	345,633	193,443
	2,016,124	1,126,066
Change in valuation allowance	(2,016,124)	(1,126,066)
Income tax provision (benefit)	$ -	$ -

The Company's deferred tax assets and liabilities consist of the effects of temporary differences attributable to the following:

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryover	$ 5,301,573	$ 4,547,774
Intangible assets	1,425,395	1,176,820
Stock based compensation	1,771,543	812,469
Tax credits	318,510	263,834
Total deferred tax assets	8,817,021	6,800,897
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(8,817,021)	(6,800,897)
Total deferred tax assets (liabilities)	$ -	$ -

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2025	
Income taxes at US federal statutory rate	$ (1,802,883)	21.00%	$ (950,653)	21.00%
State taxes (Florida), net of federal effect	(27,310)	0.32%	479	-0.01%
Tax credits (Research and development)	(54,676)	0.64%	-	0.00%
Nontaxable or nondeductible items:				
Stock based compensation deferred tax asset true up for expired options	228,360	-2.66%	-	0.00%
Other permanent items, including public offeirng cost true up	(13,983)	0.16%	17,551	-0.39%
Change in valuation allowance	1,670,492	-19.46%	932,623	-20.60%
Income tax provision (benefit)	-	0.00%	-	0.00%

Effective January 1, 2024, the Company adopted the FASB Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The adoption of ASU 2023-09 did not affect the recognition or measurement of income taxes but resulted in expanded disclosures, including additional disaggregation of the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company elected to apply the provisions of ASU 2023-09 retrospectively to the periods presented, and, accordingly, the income tax disclosures for the years ended December 31, 2025 and 2024 have been prepared in accordance with ASU 2023-09.

The Company’s Australian subsidiary (a disregarded entity) incurred cumulative losses that are deductible for U.S. income tax purposes. These include approximately $1,096,000 of research and development costs capitalized and amortized under section 174 and approximately $143,000 of other expenses that reduce both Australian and U.S. taxable income. For Australian income tax purposes, the research and development costs are not deductible (because they are added back in computing taxable income in connection with refundable Australian research and development credits), and only the $143,000 of other expenses reduces Australian taxable income. Accordingly, only this $143,000 constitutes a dual consolidated loss under Section 1503(d) and it gives rise to a U.S. deferred tax asset of approximately $36,000. The Company has made domestic use elections with respect to this dual consolidated loss in accordance with Treasury Regulation §1.1503(d)-6.

As of December 31, 2025 and 2024, the Company had U.S. federal net operating loss carryforwards of approximately $20.9 million and $17.9 million, respectively, of which $12.3 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the “Code”) imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company’s net operating loss carryforwards may expire unutilized. As of December 31, 2025 and 2024, the Company had net operating loss carryforwards for state income tax purposes of approximately $20.9 million and $17.9 million, respectively, of which $9.4 million do not expire and are limited to 80% of taxable income in the year utilized. The remaining state carryforwards expire at various dates through 2037.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL’s would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

NOTE 9 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. On December 31, 2025, and 2024, the Company's cash balances were in excess of federally insured amounts by $1,147,253 and $2,070,928, respectively.

The Company also has cash deposits in Australia in excess of the federally insured limit of 250,000 AUD. On December 31, 2025 and 2024, the Company's cash balances were in excess of Australian federally insured amounts by 499,957AUD and 0 AUD, or $333,367 USD and $0 USD, respectively.

Concentration of Revenues

For the year ended December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company's net revenues:

	For the Year Ended December 31,	
	2025	2024
Customer 1	69.2%	73.9%
Customer 2	30.8%	26.1%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

	December 31,	
	2025	2024
Customer 1	60.0%	60.0%
Customer 2	40.0%	40.0%
Totals	100.0%	100.0%

Concentration of Vendor

For the year ended December 31, 2025 and 2024, the Company utilized one vendor for the production of CYT-108, which is a potential disease-modifying candidate for osteoarthritis. While there are other companies that could produce CYT-108, it would require significant time and costs to transition to a new manufacturer. Expenditures for this vendor during the year ended December 31, 2025 and 2024, accounted for 85.6% and 59.7%, respectively, of research and development costs in the accompanying consolidated statements of operations.

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 27, 2026, the date these financial statements were available to be issued.

On March 10, 2026, the Company closed on the final tranche (essentially, this was a final trueup disbursement and not the sale of new shares in 2026) of a Common Stock Offering (the “2025 Offering”) which resulted in gross proceeds of $70,273. The Company issued 28,833 additional shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 35%, based on predetermined schedule of the amount and timing of shares purchased. The final tranche of the 2025 Offering resulted in cash proceeds of $63,170 (net of subscriptions receivable of $1,853), net of $5,250 for directly attributable brokerage costs. Upon completion of the 2025 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. On March 20, 2026, the subscriptions receivable (stemming from the 2025 Offering) of $345,796 was received in full.

During April 2026, the Company closed on two tranches of a new Common Stock Offering (the “2026 Offering”) which resulted in gross proceeds of $639,214. The Company sold 175,298 shares of Common Stock for $4.00 per share, subject to bonus shares of 5% – 25% (based on a predetermined schedule of the amount and timing of shares purchased), which results in an average share price of $3.65. The 2026 Offering generated $203,606 of cash proceeds (net of subscriptions receivable of $29,244), net of $55,453 for directly attributable brokerage costs and $350,911 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

Exhibit F

Contract with DealMaker

Order Form
Reg CF

Prepared for: Cytonics Corporation
Contact: Joey Bose
Email: joey.bose@cytonics.com

Quote Date: Jan 7, 2026
Valid Until: Feb 1, 2026
Proposed By: Maxx Cho

Billing Information

Effective Date:	Jan 8, 2026 2:44:26 PM UTC-0500
Payment Terms:	100% Due on Signing
Billing Contact:	Joey Bose
Billing Phone:	
Billing Email:	joey.bose@cytonics.com
Billing Address:	658 W. Indiantown Road, Suite 214, Jupiter Florida United States 33458

Set Up Fees

Set Up Fees	Net Price
DealMaker Marketing Services - Full Package Setup	$5,000
DealMaker Securities – Reg CF Onboarding	$6,250
DealMaker.tech Plus Setup	$2,500
Total Net Setup	**$13,750**

Monthly Fees

Monthly Fees	Net Price
DealMaker Marketing Services - Marketing Consulting Monthly Fee	$2,000
DealMaker Marketing Services - Marketing Advisory Monthly Fee	$8,000
DealMaker.tech - Plus Platform Monthly Fee	$2,000
Discount	20%
Total Net Monthly	**$12,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By proceeding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Cytonics Corporation	
Name	Joey Bose
Title	President & CEO
Signature	
Date	Jan 8, 2026 2:44:26 PM UTC-0500

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $13,750

This fee includes:

i. $6,250 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
ii. $2,500 payable to DealMaker for infrastructure for self-directed electronic roadshow.
iii. $5,000 payable to DealMaker Marketing Services LLC (O/A "DealMaker Reach") for consulting and developing materials for self-directed electronic roadshow; and

Monthly Subscription Fee: $2,000

- Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:

- Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
- Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Marketing Services: $10,000 Monthly

Marketing Services are separately available from DealMaker Marketing Services per the terms set forth on Schedule "Marketing Scope of Services".

Schedule “Scope of Marketing Services"
(provided by DealMaker Marketing Services)

Full Marketing Fee Includes:

1. Audience-Building Infrastructure:
    - Audience building through email capture on landing pages.
    - Creation of the following email series:
        i. Investor educational email series (4 to 6 emails)
        ii. Post investment series (1-2 emails)
    - Ongoing email list nurturing with updates from the Customer’s campaign announcements, relevant news, and webinars.
    - Design and implementation of email capture in Klaviyo.
    - Integration of DealMaker webhooks to build and track the investor funnel and status.
2. Conversion Rate Optimization (CRO):
    - Continuous testing of website content to improve conversion rates.
3. Email Marketing:
    - Ongoing nurturing of the email list with updates repurposed from the Customer’s campaign announcements, relevant news, and webinars.
4. Ad Creative
    - 4-6 image assets resized for all channels
    - 2-3 video assets resized for all channels
    - 3-4 copy variations applicable to respective channels
5. Paid Media
    - Management of Google ADs including Search, Display, Google Discovery, and YouTube ads.
    - Management of Meta Ads (Facebook & Instagram) as well as Twitter/X ads upon request.
    - Ongoing testing of ad copy and creative.
6. Media Network:
    - Sourcing and negotiating private media placements with relevant publishers and email newsletters.
    - Purchases of media placements will include a fee equal to 15% of the total spend.
7. Reporting:
    - Regular calls: bi-weekly
    - Strategic planning, implementation, and execution of the marketing budget.
    - Coordination with third-party agents in connection with the performance of services.
    - Monthly forecasting.
    - Monthly and bimonthly report generation.

Customer is responsible for reviewing items 1 through 7 with Customer’s professional advisors, as required.

Marketing Services monthly fee will commence in the first month following **the Effective Date**.

FEE NOT INCLUDED

- Expenses

Marketing Services are provided by DealMaker Marketing Services (O/A "DealMaker Reach, LLC"). Customer hereby agrees to the terms set forth in the DealMaker Marketing Services Terms of Service linked [here], with compensation described on Schedules "Summary of Compensation" and "Scope of Marketing Services" hereto.

Customer Signature	

Schedule "Broker Dealer Services” (DealMaker Securities LLC)

Onboarding Services

- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering

- services as Company’s Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client’s investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 (”Regulation CF”)

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	

Exhibit G

Landing Page Screenshots

Beating Pharma at Their Own Game

Osteoarthritis (OA) is an epidemic affecting 500M+ people, causing debilitating pain, complete loss of mobility, and with no real cure. Cytonics is righting Big Pharma's repeated failures by developing the first truly disease-modifying therapy for OA.

- **10,000+** patients treated with first-generation therapy
- **$25M+ raised from 7,000+ investors**, with $2M from pro athletes
- Tracking toward a potential **exit by 2028**

Join this grassroots effort to reclaim biotech innovation from Big Pharma and Wall Street as an early-stage investor.

INVEST NOW

Offering Circular SEC Filings Investor Education



$4.00
Share Price

$1,000
Min. Investment

TRACTION

10,000+ Patients Treated. **$25M+** raised. **26** patents.

10,000+ patients already treated with first-gen therapy

Stanford University | Scripps Research

Partnered with leading researchers like **Stanford** and **Scripps**

The $25M raised from equity crowdfunding investors


CYTONICS
Engineering the Future of Joint Health with Molecular Precision
Join us in a grassroots effort to reclaim biotech innovation from Big Pharma and Wall Street

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Received **$1.8M in National Institute of Health grants**

CYT-108's Phase 1 FDA human clinical trial completed; safety confirmed

25+ patents issued worldwide in key global markets (US, EU, CA, JP, AU)

"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections."

PERKS

Exclusive Investor Perks

Previous investors receive an **additional 10% in bonus shares** on top of the perks listed below.

Invest
$2,500+

Receive
3%
Bonus Shares

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Invest
$5,000+

Receive
5%
Bonus Shares

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Invest
$10,000+

Receive
7%
Bonus Shares

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Invest
$25,000+

Receive
15%
Bonus Shares

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PROBLEM

Osteoarthritis Therapeutics is a **$560B+**[1] **Market**



There is no disability more common worldwide than arthritis, with osteoarthritis (OA) making up nearly half of those cases. That's why its market for therapeutics is worth $560B+. With rates growing 132%[2] worldwide between 1990 and 2020, and prevalence expected to rise another 60-100% by 2050, we need answers.

But No Drug Works

That means 500M+ global patients are getting short-term fixes like anti-inflammatories and corticosteroid shots. These may dull pain, but the disease still progresses toward costly, painful, and invasive joint replacements. **We believe that this is unacceptable**.

Big Pharma has spent $1B+ chasing a true *"disease-modifying"*

Here's Why Big Pharma is Failing

Every drug fails for the same reason: **they go after just one target**. But OA is complex, caused by a *team* of cartilage-destroying enzymes called "proteases". If you don't stop them all, the damage continues and the disease spirals out of control. Further compounding their shortsighted approach, they've attempted to deliver drugs orally, not *directly* into the joint.

tissue, but their strategy has failed to appreciate the multi-faceted nature of the disease and they've consistently come up short.


CYTONICS

SOLUTION

Our Breakthrough: **CYT-108**

CYT-108 is our lead drug candidate under investigation in FDA human clinical trials. A genetically-engineered variant of the natural Alpha-2-Macroglobulin protein, **CYT-108 is designed for greater potency and precision**, offering *both* protective and regenerative effects to joint tissues.

The result: a powerful *dual* mechanism of *disease-modification* that may be able to halt and repair joint damage at the molecular level.

INVEST NOW

How **CYT-108** Works

CYT-108 is a genetically engineered "**super A2M**" protein that is >**200% more potent** than the naturally-occurring A2M protein

A2M is a naturally-occurring protease inhibitor that protects against cartilage degradation, but levels are too low in joints to be an effective treatment.

CYT-108 is delivered in massive, supraphysiological concentrations (17x natural A2M levels in the joint) for *extremely* **potent inhibition of proteases** and **stimulation of cartilage-secreting chondrocytes**.


1

Intra-articular (targeted) delivery for maximum **concentration** and minimum **off-target effects**


2

Sequesters cytokines and neutralizes destructive proteases, cutting off the **inflammatory feedback** loop


3

Designed to quickly reduce joint pain and inflammation while **halting progressive cartilage degradation**

A2M: Leveraging Natures Beautiful Design

At the core of our technology is **Alpha-2-macroglobulin (A2M)** - a naturally occurring protein that acts as the body's molecular defense system. It is found in the blood stream and plays a role in blood clotting through a mechanism called **protease inhibition**. Cartilage breakdown in

A2M is one of the most well-studied proteins in human biology. Its structure was crystallized in 2012, and more than 90,000 peer-reviewed studies support its role as abroad-spectrum protease inhibitor. Its **two "bait regions" function like a molecular Venus Flytrap**, binding and

the multitude of protease enzymes that drive cartilage breakdown in arthritic joints.

its ability to **protect many different tissue types** throughout the body.

"So, if the human body is already full of A2M in the bloodstream, then why doesn't it just naturally protect joints from arthritic decay?"

The issue is concentration and localization. Specifically, **natural A2M levels inside the joint are too low to provide therapeutic benefit.**

Cytonics' approach is simple**: Leverage the therapeutic power of A2M by delivering high concentrations of this miraculous protein directly into arthritic joints** to halt cartilage damage, reduce joint membrane inflammation, and stimulate cartilage regrowth.



APIC™: Harnessing the Power of A2M

The First Generation Technology

10,000+

Patients Treated

300+

Physicians Trained

200%

More Potent (CYT-108)

"Regenerative orthopedics" has been dominated by stem cells, PRP, and other autologous treatments - many unproven, unregulated, and not reimbursed by insurance payers. **This is where Cytonics broke away from the pack**.

Our first-generation therapy, APIC™ (Autologous Protease Inhibitor Concentrate), put Alpha-2-Macroglobulin (A2M) on the clinical map and into the offices of orthopedists nationwide. Using a proprietary filtration system, **APIC™ isolates and concentrates A2M from a patient's blood** and re-injects it into the joint to inhibit cartilage breakdown and promote regeneration at the molecular level.

But as effective as APIC™ is, it has limitations: variable A2M levels between patients, multi-hour processing, and equipment requirements that constrain scalability.

These constraints inspired the next evolution in our platform: an engineered, highly potent version of A2M designed for more potent treatment on a global scale for wide-spread accessibility: **We called this miraculous therapy CYT-108**.

From APIC™ to CYT-108: The *Next Generation* of A2M Therapies

CYT-108 was designed to address APIC™'s limitations. Using recombinant genetic engineering, we created a "super A2M" variant that is 200% more **potent** than the natural A2M and can be produced on a **global** scale in consistent, **supraphysiological** concentrations and dosed **precisely** in every patient and every joint.

This is a true biopharmaceutical approach to solving osteoarthritis on a global scale.



Natural A2M: APIC purified from patient blood



CYT-108: genetically-engineered (recombinant) A2M

INVEST NOW

Source	Patient's own blood	Genetically-engineered (recombinant A2M)
Efficacy	Patient-to-patient variability	Precisely dosed, 200% more potent & optimized against MMP- 13 and ADAMTS-5
Scalability	Limited by blood processing	Laboratory production
Insurance Coverage	Uncertain	High potential


CYTONICS
Engineering the Future of Joint Health with Molecular Precision
Join us in a grassroots effort to reclaim biotech innovation from Big Pharma and Wall Street

Get the investor deck

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PARTNERSHIPS

Strategically Partnered with **Rener & Eve Gracie**

A third-generation Brazilian Jiu-Jitsu master and former WWE champion, **Rener and Eve Gracie's investment in Cytonics carries real weight**. As two of the world's most respected figures in athletics, injury prevention, and health advocacy, they bring credibility, visibility, and real-world expertise.


GRACIE
EST 1925
JIU-JITSU

Health & Performance Advocacy:

As co-founders of **Gracie University**, with a global network of 2M+ athletes, they're uniquely positioned to champion our mission.

Real-World Alignment:

Decades of firsthand experience managing joint strain and recovery brings **an authentic, athlete-centered voice** to our mission to heal rather than mask pain.

Brand Expansion & Awareness: Vastly expand our reach into **global health** by accelerating awareness and **long-term growth** into international markets.

ROADMAP

Our Path to Potential Long-Term Share Price Appreciation

This financing values the company at approximately **$160M**. Management aims to create meaningful long-term shareholder value. Here is how we plan to do that. [3]

INVEST NOW



Cytonics Valuation
Risk-adjusted at each stage of clinical development
$65M
$160M
$4B
$13B
$23B
$27B
Pre-Clinical
Phase 1
Phase 2
Phase 3
NDA Application
Approved
$27.7B
After Approval



Forecasted Share Pice
Fold-change relative to pre-clinical valuation
1x
1.5x
43x
134x
232x
273x
Pre-Clinical
Phase 1
Phase 2
Phase 3
NDA Application
Approved
273X
Return After Approval

2025

- Completed first-in-human Phase 1 clinical trial
- No drug-related adverse events were detected, confirming CYT-108's safety
- Prepared next clinical trial (Phase 1b/2a) protocol
- Onboarded statistician, regulatory consultant (former FDA reviewer), and medical writers
- Initiated new Oncology program (focus on metastatic melanoma)

2026

- Publish Phase 1 Clinical Study Report (Q1)
- GMP manufacturing run of CYT-108 (Q1)
- Reformulation studies to concentrate CYT-108 (Q2)
- Conduct PK/PD studies to establish dose range for Phase 1b/2a studies (Q2)

2027–2028

- Hold Type C meeting with the FDA to get feedback on Phase 1b/2a trial design (Q1 '27)
- File Investigational New Drug Application (Q2 '27)
- Launch Phase 1b/2a efficacy study (Q2 '27)
- Complete Phase 1b/2a study (Q2 '28)
- Hold End-of-Phase 2 meeting with FDA (Q3 '28)

2029+

- Initiate Phase 2b trial (Q1 '29 to Q1 '30)
- Position for IPO, acquisition, or major partnership to fund global commercialization
- Prepare regulatory submissions in US, EU, and select global markets
- Continue to expand development pipeline into other disease areas (e.g., oncology)
- Pursue clinical development of additional A2M-based therapies

Source: Cytonics Investor Deck, Page 9.

"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections."


CYTONICS
Engineering the Future of Joint Health with Molecular Precision
Join us in a grassroots effort to reclaim biotech innovation from Big Pharma and Wall Street

Get the investor deck

Enter your email

DOWNLOAD DECK

WHY NOW

A Grassroots Effort: For the People, By the People

We're part of a grassroots movement to reclaim biotech innovation from Big Pharma and Wall Street. For decades, early-stage biotech investing was reserved for VCs, hedge funds, and "institutional investors." **By inviting individuals like yourself to invest, we're shattering the glass ceiling and democratizing both pharmaceutical development investing**. Cytonics has flipped the script and is allowing you to share in the growth of breakthrough science that tackles massive unmet needs like osteoarthritis. Big Pharma and Venture Capitalists need not apply.

Straight From The CEO: Here's How Cytonics Is Changing The Game


GRACIE JIU-JITSU

"As a patient who has personally benefited from the Cytonics A2M therapy, I asked if I could be a partner to help spread the word. I have seen far too many times people get sidelined from their passions because their bodies don't respond and their bodies don't work and they exist in chronic pain. So if we can help reduce or eliminate that pain and delay the onset of chronic osteoarthritis, I'm all for it, sign me up."

Rener Gracie
Third-generation Brazilian Jiu-jitsu Master
Co-founder of Gracie University
Strategic partner/investor in Cytonics

"The following statement reflects the personal opinion of a current investor in Cytonics and is provided for informational purposes only. The testimonials presented are the opinions of the individuals providing them, may not represent the experience of all investors, and are not a guarantee of future performance or success. The individual was not compensated for this testimonial and has a financial interest in Cytonics as an investor. This testimonial does not constitute investment advice, a recommendation, or a guarantee of any investment outcome."

TEAM

Led by **Seasons Scientists, Physicians,**

Our leadership combines world-class scientific expertise, decades of clinical experience, and a proven track record in biotech R&D with the first-principles thinking of biotech neophytes (our Founder and CEO). Our Board of Directors and Medical Advisory Board have dominated the last decade of osteoarthritis research (a combined 80 osteoarthritis clinical trials), developed FDA-approved

and Industry Outsiders

garde thinking of industry outsiders gives us a strategic advantage as we tackle a problem that the Big Pharma giants have failed to solve.



Gaetano Scuderi

MD, Founder & Chairman of the Board

Read More

- Proven innovator in orthopedic medicine, with 45+ peer-reviewed publications
- Served as faculty at Stanford and brings 30+ years of surgical experience
- Deep patient insight, leveraging decades of frontline experience treating joint degeneration
- 5th degree black belt jiu jitsu



Joey Bose

CEO & President

Read More

- 15+ years in biotechnology R&D with healthcare investment banking experience
- Led funding efforts to secure $25M in non-VC investor backing
- Proven track record in clinical trial execution, patent protection, and securing licensing opportunities
- Johns Hopkins trained biomedical engineer with specialization in recombinant protein engineering



Alan Liss

PhD, Head of Quality & Manufacturing

Read More

- GMP and regulatory affairs veteran with deep experience in biologics and vaccine programs
- Trained microbiologist and immunologist
- Built and led quality systems and global inspection readiness efforts
- Supported INDs reviewed by FDA, EMA, MHRA, and NMPA
- Former BARDA and FDA Office of the Commissioner leader in medical countermeasures
- Leads GMP-compliant manufacturing of CYT-108 at Cytonics from day one



Michael Hartwich

Head of Creative Development & Digital Advertising

Read More

- Responsible for communicating Cytonics' science, strategy, and long-term vision to investors and the public
- Specializes in translating complex biology into clear, disciplined narratives
- Extensive experience with early- and growth-stage companies in regulated, capital-intensive industries
- Oversees brand development, campaign strategy, and digital advertising supporting capital formation and investor education
- Focuses on precision-driven storytelling that maintains scientific and regulatory integrity



Alex Barton

Head of AI Integration

Read More

- Architect of FOCAL, the company's osteoarthritis AI engine
- Applies AI-driven modeling to digitally optimize CYT-108 clinical trials for human success
- Brings 20+ years of experience in AI, cloud computing, data engineering, and security
- Former leader in national-security encryption, offensive security (NTT Com Security), and scaled DigitalOcean from 5,000 to 100,000+ customers .
- Dedicated technologist focused on continuous learning across Kubernetes, AI inference, and network security

Frequently Asked Questions

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

14. What relationship does the company have with DealMaker Securities?

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CYTONICS

Sources

1- **RA (rheumatoid arthritis) drug market = $43B** https://www.researchandmarkets.com/reports/5733874/tnf-alpha-inhibitors-market-report
OA prevalence: https://www.who.int/news-room/fact-sheets/detail/osteoarthritis
RA prevalence: https://pubmed.ncbi.nlm.nih.gov/30285183/
OA drug market can be imputed by: 13 x $43B = ~$560B; this will increase to $600B by 2029

2- http://pmc.ncbi.nlm.nih.gov/articles/PMC10477960/

3- **Cytonics Investor Deck, Page 9.**
"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections."

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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